Filed Pursuant to Rule 424(b)(3)
Registration No. 333-192803

The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and accompanying prospectus do not constitute an offer to sell these securities, and we are not soliciting offers to buy these securities, in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 3, 2014

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JANUARY 22, 2014

8,844,339 Shares

Common Stock

We are selling 2,948,113 shares of common stock, and the selling stockholders are selling an additional 5,896,226 shares of our common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

Our common stock is listed on the New York Stock Exchange under the symbol “RNDY.” The last reported sale price of our common stock on the New York Stock Exchange on January 31, 2014 was $8.48 per share.

The underwriters have an option to purchase a maximum of 1,326,650 additional shares from the selling stockholders to cover over-allotment of shares.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-14 of this prospectus supplement.

Price $            Per Share

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

Delivery of the shares of common stock will be made on or about                     , 2014.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse		J.P. Morgan

BofA Merrill Lynch		BMO Capital Markets

Baird

The date of this prospectus supplement is                     , 2014.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which describes more general information, some of which may not apply to this offering. You should read this prospectus supplement and the accompanying prospectus together with the information incorporated therein by reference. See “Incorporation by Reference of Certain Documents” in the accompanying prospectus.

We, the selling stockholders and the underwriters have not authorized anyone to provide you with information other than that contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus or any free writing prospectus relating to this offering. We, the selling stockholders and the underwriters do not take any responsibility for, and cannot provide any assurance as to the reliability of, any other information that others may give you. We, the selling stockholders and the underwriters are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or any free writing prospectus, or the information we previously filed with the U.S. Securities and Exchange Commission (the “SEC”) that is incorporated by reference here or therein, is accurate as of any date other than its respective date.

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Any statement made in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. See “Incorporation by Reference of Certain Documents” in the accompanying prospectus.

Unless the context specifically indicates otherwise, references in this prospectus supplement to: (1) “Roundy’s,” the “Company,” “we,” “us” and “our” refer to Roundy’s, Inc. and its consolidated subsidiaries and, to the extent applicable, their respective predecessors, and (2) “common stock” refers to the common stock, $0.01 par value per share, of Roundy’s, Inc., a Delaware corporation.

BASIS OF PRESENTATION

Our fiscal year is the 52 or 53 week period ending on the Saturday nearest to December 31. For the last three completed calendar years, our fiscal year ended on January 1, 2011, December 31, 2011 and December 29, 2012. For ease of reference, we identify our fiscal years in this prospectus supplement by reference to the calendar year ending nearest to such date. For example, “fiscal 2012” refers to our fiscal year ended December 29, 2012. Our fiscal years include 12 reporting periods, with an additional week in the eleventh reporting period for 53 week fiscal years. Fiscal 2010, 2011 and 2012 each included 52 weeks.

TRADEMARKS AND TRADENAMES

This prospectus supplement includes our trademarks and service marks, Roundy’s®, Pick ’n Save® and Rainbow®, which are protected under applicable intellectual property laws and are the property of the issuer or its subsidiaries. This prospectus supplement also contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus supplement may appear without the ® or TM symbols. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information that you should consider in making your investment decision. You should read this summary together with the entire prospectus supplement and the accompanying prospectus, including the more detailed information regarding our company, the common stock being sold in this offering and our consolidated financial statements and the related notes thereto appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. Some of the statements in this summary constitute forward-looking statements, with respect to which you should review the section of this prospectus supplement entitled “Forward-Looking Statements.”

ROUNDY’S, INC.

Company Overview

We are a leading Midwest supermarket chain founded in 1872. We have achieved leading market positions in our core markets and are the largest grocery retailer in the state of Wisconsin by net sales for fiscal 2012, based on comparative data that we obtained from Metro Market Studies, Grocery Distribution Analysis and Guide, 2013 (the “Metro Market Study”). We are also the fastest growing food retailer in Chicago, with our differentiated Mariano’s banner. As of December 28, 2013, we operated 163 grocery stores in Wisconsin, Minnesota and Illinois under the Pick ‘n Save, Rainbow, Copps, Metro Market and Mariano’s retail banners, which are served by our three strategically located distribution centers and our food processing and preparation commissary.

We have focused on leveraging our strong brand names, high level of customer service, high quality perishables and strategically located stores, to increase market share. Our stores, which average approximately 62,000 square feet, not only offer all of the products and services found in a conventional supermarket, but also feature expansive meat, produce, deli and other perishable products and specialty and prepared foods departments, which represent higher growth and margin categories. In addition, we offer a broad line of health and beauty care products and a large selection of seasonal merchandise to maximize the conveniences offered to our customers.

Our high-volume Mariano’s and Metro Market specialty food retail banners combine our value oriented conventional offering with an enhanced selection of full-service premium perishable and prepared food departments. Mariano’s brings an innovative format to the Chicago market, providing an expanded variety of produce and other perishables at competitive prices, unique specialty departments and superior customer service within an inviting ambiance. Since July 2010, we have opened 13 Mariano’s stores and as of December 28, 2013, have signed 13 leases for future new store openings. On December 20, 2013, we purchased 11 Dominick’s stores throughout the Chicago area from Safeway, Inc., which we intend to convert to the Mariano’s format. See “—Recent Developments.” For fiscal 2013, our Mariano stores have generated, on average, $1 million in weekly sales, or twice the average weekly sales of our other format stores.

Our business is characterized by the following key elements:

•

Leading Local Market Presence and Significant Regional Scale. We generate the majority of our sales in markets where we hold the number one market share position and have developed significant regional scale through our large, concentrated store network. We have expanded into the contiguous Chicago market, opening thirteen Mariano’s stores since July 2010, where we believe we can leverage our strong regional presence, merchandising expertise and our management team’s in-depth local market knowledge to drive strong organic new store growth. To complement and enhance our existing Chicago store presence, we recently acquired 11 Chicago-area Dominick’s stores, which we intend to convert to our differentiated Mariano’s format.

•

Compelling Customer Value Proposition. We seek to offer our customers a compelling shopping experience compared to other food retailers through a combination of competitive everyday pricing, attractive promotions and a broad assortment of high quality nationally branded and private label products, all complemented by our high level of customer service.

•

Desirable Locations and Attractive Store Format. Many of our stores are located in desirable, high traffic locations in close proximity to the homes and places of work of our target customers. Our store format enables us to offer an expansive selection of well-displayed specialty products, such as prepared foods, deli and bakery products, in a convenient, easy-to-shop environment. In addition, we operated 101 full-service pharmacies within our stores as of December 28, 2013.

For fiscal 2011 and 2012, we generated net sales of approximately $3.84 billion and $3.89 billion, respectively, and Adjusted EBITDA of approximately $224 million and $199 million, respectively. For fiscal 2011, our net income was approximately $48.0 million and for fiscal 2012, we had a net loss of $69.2 million. The net loss in fiscal 2012 was primarily due to a goodwill impairment charge that was recorded during the fourth quarter of 2012. For the thirty-nine weeks ended September 29, 2012 and September 28, 2013, we generated net sales of approximately $2.91 billion and $2.95 billion, respectively, and Adjusted EBITDA of approximately $152.0 million and $129.4 million, respectively. For the thirty-nine weeks ended September 29, 2012 and September 28, 2013, our net income was approximately $29.1 million and $25.9 million, respectively. For a discussion of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income, see Note (4) to the tables included in “—Summary Historical Consolidated Financial Data.”

Our Competitive Strengths

We attribute our success in large part to the following competitive strengths:

Compelling Financial Performance in the Growing Chicago Market. We believe we have been successful with our recent build-out of our Mariano’s format in the Chicago market, the third-largest metropolitan market in the U.S. Since our entry in July 2010, we have opened 13 Mariano’s stores in high population density areas of the Chicago market. In addition, on December 20, 2013, we purchased 11 Dominick’s stores throughout the Chicago area from Safeway Inc. (“Safeway”), which we intend to convert into the Mariano’s format. See “—Recent Developments.” We believe Mariano’s innovative format, with its expanded variety of produce and other perishables, unique specialty departments and superior customer service within an inviting ambiance, is well suited to the Chicago market, which has above-average demographics willing to spend more to purchase higher quality and healthy offerings. During fiscal 2013, our Mariano’s stores have generated weekly net sales of approximately $1 million per week, or approximately $52 million per store annually, more than twice our chain average, as this distinctive format has resonated with the Chicago customer and has continued to gain significant market share. Our typical Mariano’s store is 67,000 square feet, requires a net cash investment of approximately $5.0 to $5.5 million (excluding inventory) and is targeted to return 35% to 40% on invested capital by years 3-4 after the opening of a store.

Modern, Highly Productive Store Base and Distribution Network. We maintain a modern store base that provides our customers with an attractive shopping experience and enhances our ability to offer effective in-store merchandising. We have also enhanced the efficiency of our distribution network through significant infrastructure investments, including the construction of a 1.1 million square foot, state-of-the-art distribution center in Oconomowoc, Wisconsin that opened in 2005. During fiscal 2013, our average weekly net sales per store were approximately $470,000 and are consistently among the highest in the U.S., based on our calculations of comparative average weekly net sales for other publicly reporting U.S. supermarket chains using publicly reported financial results.

Industry Leading Share in Primary Markets with Local Market Expertise. We hold leading positions in our core markets and believe that our estimated weighted average market share of 37% across our core Wisconsin markets is among the highest regional penetration rates of U.S. grocers. Our leading market share, regional scale and knowledge of local markets and customers provide us with significant competitive advantages. Our market positions in each of our core markets are summarized below:

Core Market	Number of Stores(1)	Market Position(2)	Approximate Market Share(2)
Wisconsin:
Milwaukee	60	#1	45
Madison	15	#1	27
Racine	6	#1	32
Appleton	5	#2	21
Oshkosh-Neenah	4	#1	33
Minneapolis/St. Paul, Minnesota	29	#3	10
Total	163

(1)	As of December 28, 2013. Does not include the 11 recently acquired Dominick’s stores.
(2)	Company estimate based upon data included in the Metro Market Study; see “Industry and Market Data.”

Competitive Price Position with Distinctive Merchandising Strategies. Our high sales volumes result in operating efficiencies that give us a greater ability to offer competitive prices while maintaining our attractive operating margins. We seek to price at parity or better compared to conventional grocers, while maintaining a reasonable price gap with supercenters. Our strong per store volumes generate high inventory turnover, which also enables us to maintain a broader product selection and fresher perishables than many of our competitors. We believe our comprehensive product offering, which features a wide array of high quality perishables and prepared foods, distinguishes us from both smaller conventional supermarkets and supercenters. Perishable products, particularly natural and organic varieties, are in growing demand by customers. To capitalize on this growing demand, we have enhanced our product quality and selection in key perishable categories. We have also expanded our signature private label products from 1,600 SKUs in 2005 to over 6,400 SKUs in 2013.

Attractive Cash Flow Profile for Growth. Over the last decade, we have been able to maintain strong operating margins and free cash flow generation, including throughout the economic downturn. Our financial performance results from our value positioning, efficient operating structure and distinctive merchandising strategies. We continue to implement cost saving measures that support our operating margins and have enabled us to make targeted investments to lower our everyday retail prices over the past several years in order to strengthen our consumer value proposition and support sales growth.

Experienced Management Team with Proven Track Record. Our executive management team, led by our President, Chief Executive Officer and Chairman, Robert Mariano, and our Executive Vice President and Chief Financial Officer, Darren Karst, has significant experience in the supermarket industry and have been with Roundy’s since 2002. Prior to joining our company, Messrs. Mariano and Karst held comparable positions at Dominick’s, then the second largest supermarket chain in the Chicago metropolitan area. During their tenure, Dominick’s equity value increased from approximately $385 million based on its 1996 initial public offering price to approximately $1.2 billion in 1998 based on the acquisition price paid for Dominick’s by Safeway, Inc.. Messrs. Mariano and Karst are supported by a deep management team comprised of industry veterans across all key functional areas. Our management team’s experience and deep history in the Chicago market has also supported the successful entry and expansion of our new Mariano’s format in that market.

Our Strategy

We plan to pursue several strategies to continue to expand our store base and market share and maintain our stable financial performance, including:

Continue to Expand into Contiguous Chicago Market. We entered the Chicago market in July 2010 with our highly successful Mariano’s concept. As of December 28, 2013, we had opened 13 stores in the Chicago market, which, on a run-rate basis, are generating approximately $660 million in annualized revenue, as of December 28, 2013. We believe the Chicago market provides us with a compelling expansion opportunity, and we intend to open five stores in 2014 and at least five stores per year thereafter. In addition, we recently purchased 11 Dominick’s stores throughout the Chicago area from Safeway which we intend to convert to the Mariano’s format. See “—Recent Developments.” We believe the Chicago market can support at least 45 to 50 Mariano’s stores. In the future, we may seek to evaluate the opportunity to expand our Mariano’s format to additional markets.

Increase Same-Store Sales. We intend to pursue same-store sales growth by continuing to focus on price competitiveness, improving our marketing efforts and enhancing and expanding our private label, perishable and prepared food offerings. As an example, in early 2013, we launched our Milwaukee renewal project to enhance our Pick ‘n Save banner positioning as the best conventional grocery operator in the market. This renewal project has focused on implementing a set of cross-functional initiatives to (1) improve our customers’ experience, (2) differentiate perishable merchandise, (3) demonstrate increased value to customers and (4) rebrand Pick ‘n Save stores. Initial test results at 14 test stores demonstrated compelling comparable store sales growth increases and profitability growth. Based on the initial success, we rolled out the renewal project to 19 additional stores in June 2013, and to the remaining 36 Milwaukee area stores in late August 2013. We also continuously evaluate our store base for relocation and remodel opportunities, which have historically contributed to positive sales growth.

Maintain Strong Operating Margins. We intend to maintain our strong operating margins through both an aggressive pursuit of cost-saving strategies and a continued focus on shifting our sales mix toward higher margin products. In addition to improving profitability and cash flow generation, we believe future cost savings will provide us with the flexibility to continue targeted investments to lower our everyday retail prices as necessary to maintain or expand our market share.

Efficiently Allocate Capital. We believe that a prudent and diligent approach to capital allocation can create significant value for stockholders. We are dedicated to maintaining our modern store base and distribution network, and intend to invest in high return initiatives such as the Milwaukee renewal project and continue to expand our Mariano’s banner and selectively open new stores in existing markets. We believe that our cash flow profile will enable us the flexibility to fund our growth initiatives and reduce our indebtedness over time. Given the growth opportunity in the Chicago region and our near term focus on reducing debt, on December 2, 2013, we suspended our dividend in order to better allocate our capital.

Risks Affecting Our Business

While we have set forth our competitive strengths above, food retail is a large and highly competitive industry, and our business involves many risks and uncertainties, including:

•	our ability to compete effectively with other retailers;

•	our ability to maintain price competitiveness;

•	ongoing economic uncertainty;

•	the geographic concentration of our stores;

•	our ability to maintain or increase our operating margins;

•	our ability to renegotiate expiring collective bargaining agreements and new collective bargaining agreements;

•	the impact of the Patient Protection and Affordable Care Act;

•	our ability to implement our expansion into the Chicago market;

•	the availability of financing to pursue our expansion into the Chicago market on satisfactory terms or at all; and

•	our ability to successfully integrate the stores acquired in the Chicago Stores Acquisition (as defined below).

The factors that could adversely affect our results and performance, including those identified above, are discussed under the heading “Risk Factors” within this prospectus supplement. Before you invest in this offering, you should carefully consider all of the information included or incorporated by reference in this prospectus supplement, the accompanying prospectus and other information incorporated by reference, including matters set forth under the heading “Risk Factors”. Other risks relating to our business include, among others:

•	ongoing economic uncertainty; and

•	our ability to satisfy our ongoing capital needs and meet unanticipated cash requirements.

Recent Developments

Amended Dividend Policy. On December 2, 2013, we announced that our Board of Directors suspended the quarterly dividend in order to reallocate capital to execute our Mariano’s growth plan.

Chicago Stores Acquisition. On October 10, 2013, Safeway, Chicago’s number two food retailer by market share, announced that it intended to sell or close 72 Dominick’s stores. By December 28, 2013, Safeway had sold at least 15 stores and permanently closed almost all of its remaining stores. On December 20, 2013, we purchased 11 Dominick’s stores throughout the Chicago area from Safeway (the “Chicago Stores Acquisition”) for approximately $36 million in cash. We expect to spend another $10 million for the initial net inventory build and approximately $45 million in capital expenditures over the next four years to build out these stores to our specifications. Based on information provided to us by Safeway, we estimate that the 11 stores generated approximately $280 million in sales and approximately $12 million of EBITDA for the 12 month period ended September 7, 2013. We do not expect the acquired stores to generate meaningful four-wall EBITDA during 2014 due to the timing and costs of their conversion to the Mariano’s format during that time. In addition, we expect that we will incur approximately $5.0 million of additional overhead costs during fiscal 2014 attributable to the Chicago Stores Acquisition. The acquired stores average approximately 63,000 gross square feet per store. Upon completion of a total remodel to our Mariano’s format, over the next three to four years, we would anticipate that the new stores will generate economic returns consistent with our other Mariano’s stores. We may choose to accelerate the time period in which we spend the allocated amount of capital expenditures, including with the proceeds of this offering. With the acceleration of our expansion in the Chicago market and our increased strategic focus on growing our Mariano’s banner, we may consider alternatives with respect to certain underperforming stores in our core markets.

2013 Notes Offering. On December 20, 2013, Roundy’s Supermarkets, Inc. (“Roundy’s Supermarkets”), our indirect wholly-owned subsidiary, completed the private sale (the “Notes Offering”) of $200.0 million aggregate principal amount of 10.250% Senior Secured Second Lien Notes due 2020 (the “2020 Notes”). The net proceeds from the Notes Offering, together with cash on hand, were used (1) to prepay approximately $148.0 million in principal amount of the Company’s outstanding term loan (the “Term Loan”) and (2) to fund the Chicago Stores Acquisition. In connection with the Notes Offering, Roundy’s Supermarkets amended the agreement (the “Credit Facility Agreement”) governing our senior credit facility (the “Credit Facility”) to, among other things, permit the incurrence of the notes and revise certain financial and other covenants to provide additional flexibility in light of business conditions and our capital needs (the “Credit Facility Amendment”). As a result of the 2013 Notes Offering, our estimated annual interest expense increased by approximately $12.4 million. We use the term

“2013 Notes Offering” throughout this prospectus supplement to collectively refer to the Notes Offering, the application of the net proceeds from the Notes Offering to repay a portion of the Term Loan and implementation of the Credit Facility Amendment.

Proposed Refinancing Transaction. On February 3, 2014, we announced that we intend, subject to market conditions, to refinance our Term Loan and replace our existing revolving credit facility (“Revolving Facility”) with the proceeds from a new term loan (the “New Term Loan”) and new ABL revolving credit facility (the “New ABL Facility”). We refer to this refinancing and the related transactions as the “Proposed Refinancing Transaction”. We are pursuing the Proposed Refinancing Transaction to, among other things, (1) reduce interest expense, (2) extend the maturity of our credit facilities and (3) increase our flexibility by removing the financial covenants including a maximum senior secured leverage ratio and a minimum cash interest coverage ratio, under our existing Term Loan. We expect that the New Term Loan will be a six and one-half year first lien facility for $460 million, and the New ABL Facility will be a five year first lien facility for up to $220 million. As a result of the Proposed Refinancing Transaction we expect that our aggregate indebtedness will increase by $24.1 million.

We expect to complete the Proposed Refinancing Transaction in mid to late February, 2014. Credit Suisse AG, an affiliate of Credit Suisse Securities (USA) LLC, will act as administrative agent for the New Term Loan. JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities, LLC, will act as administrative agent for the New ABL Facility. Additionally, certain of the underwriters will act as lead arrangers for, and may participate as lenders in, the New Term Loan and the New ABL Facility. We cannot assure you that we will complete the Proposed Refinancing Transaction on this timeframe, or at all, and the completion of this offering is not conditioned upon the completion of the Proposed Refinancing Transaction.

Recent Unaudited Operating Results

We have not yet finalized our financial statement close process for the fiscal year ended December 28, 2013, and our independent auditors have not yet completed their year-end audit for fiscal 2013. In connection with the completion of these activities, we may identify items that would require us to make adjustments to our preliminary operating results set forth below. As a result, our financial results could be different from those set forth below and those differences could be material. Our consolidated financial statements for fiscal 2013 will not be available until after this offering is completed, and consequently, will not be available to you prior to investing in this offering.

Based on our preliminary operating results, we currently expect to report net sales of approximately $3.95 billion for fiscal 2013, representing a 1.5% increase over fiscal 2012. The increase in net sales is due primarily to the benefit of new stores, partially offset by a 2.7% decrease in same-store sales and the effect of three stores closed during 2013. Our same-store sales for the thirteen-week period ended December 28, 2013 decreased 2.4% from the prior year period. We expect to report net income in a range of approximately $33 to $34 million for fiscal 2013, compared to a net loss of $69.2 million for fiscal 2012. The expected increase in net income is due primarily to a goodwill impairment charge that was recorded in the fourth quarter of 2012. During the fourth quarter of 2013, we incurred unusual expenses of approximately $2.1 million (net of $1.4 million of tax) of the write-off of unamortized loan costs related to the $148 million prepayment of our term loan, as well as approximately $0.6 million (net of $0.4 million of tax) of acquisition and term loan amendment fees. We expect to report actual diluted net earnings per common share of approximately $0.72 to $0.75 for fiscal 2013, compared to $1.61 loss per diluted common share for fiscal 2012. We expect to report adjusted diluted net earnings per common share of approximately $0.77 to $0.80 for fiscal 2013, compared to adjusted diluted net earnings per common share of $1.08 for fiscal 2012. Please see below for a reconciliation of adjusted net earnings per common share for fiscal 2013 and fiscal 2012. We expect adjusted EBITDA to be in a range of approximately $171 to $172 million for fiscal 2013, representing a 13-14% decrease from $198.7 million of adjusted EBITDA for fiscal 2012. As of December 28, 2013, we expect our long-term debt and capital lease obligations to be approximately $743 million and our total cash and cash equivalents to be approximately $82 million. We expect our capital expenditures to be $67 to $68 million for fiscal 2013.

The table below sets forth a reconciliation from our expected net income to our expected Adjusted EBITDA for fiscal 2013. Net income is the most directly comparable financial measure presented in accordance with GAAP and has been estimated based on our preliminary operating results. For a discussion of Adjusted EBITDA, see Note (4) to the tables included in “—Summary Historical Consolidated Financial Data.”

Fiscal 2013
(unaudited) (in millions)
Net income	$33-34
Interest expense	48
Amortization of deferred financing costs	4
Provision for income taxes	17
Depreciation and amortization expense	65
LIFO charges	1
Non-cash stock compensation expense	3
Acquisition costs and fees and expenses for debt amendment	1
Reversal of pension withdrawal liability	(1)

Adjusted EBITDA	$171-$172

The table below sets forth a reconciliation from our expected diluted net earnings per common share to our expected adjusted diluted earnings per common share for fiscal 2013 and fiscal 2012.

	Fiscal 2013	Fiscal 2012
Diluted net earnings (loss) per common share:
Diluted	$0.72 - $0.75	$(1.61)

Adjustments per common share, diluted:
Write off of unamortized loan costs related to prepayment of term loan, net of tax	$0.05	$—
Acquisition and term loan amendment fees, net of tax	0.01	—
Reversal of pension withdrawal liability, net of tax	(0.01)	—
Loss on debt extinguishment, net of tax	—	0.18
Goodwill impairment charge, net of tax	—	2.44
Executive recruiting fees and relocation expenses, net of tax	—	0.01
Severance to former executives, net of tax	—	0.01
Pension withdrawal charge, net of tax	—	0.01
One-time IPO expenses, net of tax	—	0.01

Adjusted diluted net earnings per common share(1):
Diluted(2)	$0.77 - $0.80	$1.08

(1)	Amounts in table may not foot due to rounding.
(2)	The weighted average number of diluted common shares outstanding used to calculate adjusted diluted net earnings per share for fiscal 2012 includes 578,000 shares which were excluded from the weighted average number of diluted common shares outstanding used to calculate diluted loss per common share, as shares were anti-dilutive.

Corporate Information

Roundy’s, Inc. is a Delaware corporation, originally incorporated in April 2010. Our corporate headquarters are located at 875 East Wisconsin Avenue, Milwaukee, Wisconsin 53202. Our telephone number is (414) 231-5000. Our website address is http://www.roundys.com. The information on our website is not deemed, and you should not consider such information, to be part of this prospectus supplement or the accompanying prospectus.

THE OFFERING

Common stock offered:
By us	2,948,113 shares.
By the selling stockholders	5,896,226 shares.

Common stock to be outstanding immediately after this offering	49,724,925 shares.

Option to purchase additional shares from certain selling stockholders	1,326,650 shares.

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $23.1 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, based on the assumed public offering price of $8.48 per share (the last reported price of our common stock on January 31, 2014).

We expect to use the net proceeds for general corporate purposes, which we expect to include funding working capital and operating expenses as well as capital expenditures to build out the stores acquired in the Chicago Stores Acquisition. See “Use of Proceeds.”

We will not receive any of the proceeds from the sale of shares by the selling stockholders, including the shares to be sold by the selling stockholders if the underwriters exercise their option to purchase additional shares.

Risk factors	Investing in shares of our common stock involves a high degree of risk. See “Risk Factors” beginning on page S-14 of this prospectus supplement for a discussion of factors you should carefully consider before investing in shares of our common stock.

NYSE symbol	“RNDY”

Unless otherwise indicated, all information in this prospectus supplement relating to the number of shares of common stock to be outstanding immediately after this offering is based on 46,776,812 shares outstanding as of January 31, 2014. This number excludes an aggregate of 3,703,464 shares of our common stock reserved for future grants under our 2012 Incentive Compensation Plan.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables summarize our financial data as of the dates and for the periods indicated. We have derived the summary consolidated financial data for the fiscal years ended January 1, 2011, December 31, 2011 and December 29, 2012 from our audited consolidated financial statements for such years, and for the thirty-nine weeks ended September 29, 2012 and September 28, 2013 from our unaudited consolidated financial statements for such periods. Our audited consolidated financial statements as of December 31, 2011 and December 29, 2012 and for the fiscal years ended January 1, 2011, December 31, 2011 and December 29, 2012 have been included in our most recent Annual Report on Form 10-K incorporated by reference into this prospectus supplement and accompanying prospectus. Our unaudited consolidated financial statements as of September 28, 2013 and for the thirty-nine weeks ended September 29, 2012 and September 28, 2013 have been included in our most recent Quarterly Report on Form 10-Q incorporated by reference into this prospectus supplement and accompanying prospectus, and in the opinion of management, include all adjustments (inclusive only of normally recurring adjustments) necessary for a fair presentation. Results of operations for an interim period are not necessarily indicative of results for a full year.

The summary historical consolidated data presented below should be read in conjunction with the sections entitled “Risk Factors,” in this prospectus supplement, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the consolidated financial statements and the related notes and other financial data in this prospectus supplement and in our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q incorporated by reference into this prospectus supplement and accompanying prospectus.

	Fiscal Year(1)			Thirty-Nine Weeks Ended
	2010	2011	2012	September 29, 2012	September 28, 2013
				(unaudited)
	(dollars in thousands, except for per share data and amounts relating to square feet)
Statement of Operations Data:
Net sales	$3,766,988	$3,841,984	$3,890,537	$2,908,682	$2,947,993
Costs and Expenses:
Cost of sales	2,748,919	2,804,709	2,855,385	2,133,065	2,167,225
Operating and administrative	868,972	886,862	908,300	676,022	702,078
Goodwill impairment charge	—	—	120,800	—	—
Interest expense, current and long-term debt, net	64,037	68,855	48,825	37,257	34,464
Interest expense, dividends on preferred stock(2)	2,716	—	—	—	—
Amortization of deferred financing costs.	2,906	3,469	2,413	1,840	1,720
Loss on debt extinguishment(3)	—	—	13,304	13,304	—

	3,687,550	3,763,895	3,949,027	2,861,488	2,905,487

Income (loss) before income taxes	79,438	78,089	(58,490)	47,194	42,506
Provision for income taxes	33,244	30,041	10,759	18,079	16,620

Net income (loss)	$46,194	$48,048	$(69,249)	$29,115	$25,886

Net earnings (loss) per common share:
Basic	$1.01	$1.58	$(1.61)	$0.68	$0.58
Diluted	1.01	1.58	(1.61)	0.68	0.57
Weighted average number of shares outstanding:
Basic	27,384	27,324	43,047	42,455	44,940
Diluted	30,434	30,374	43,047	42,884	45,157

	Fiscal Year(1)			Thirty-Nine Weeks Ended
	2010	2011	2012	September 29, 2012	September 28, 2013
				(unaudited)
	(dollars in thousands, except for per share data and amounts relating to square feet)
Other Financial Data:
Adjusted EBITDA (unaudited)(4)	$223,093	$224,155	$198,675	$152,047	$129,353
Depreciation and amortization(5)	$72,331	$69,480	$66,136	$47,992	$48,794
Capital expenditures	$62,932	$66,497	$62,004	$40,434	$34,014
Gross margin(6)	27.0%	27.0%	26.6%	26.7%	26.5%
Adjusted EBITDA margin(7)	5.9%	5.8%	5.1%	5.2%	4.4%

Selected Operating Data (Unaudited):
Average weekly net sales per store(8)	$469	$471	$467	$467	$469
Net sales per average selling square foot per period	592	588	578	434	431
Number of stores at end of period	155	158	161	160	161
Total square feet at end of period	9,465,582	9,654,862	9,909,168	9,844,343	9,978,987
Average store size:
Average total square feet	60,792	61,109	61,422	61,283	61,887
Average selling square feet	41,201	41,784	42,086	41,970	42,485
Change in same-store sales for period(9)	(0.8% )	(0.2% )	(2.8% )	(3.0% )	(2.8% )

	As of September 28, 2013
		As Adjusted For
	Actual	2013 Notes Offering and Chicago Stores Acquisition(10)	The Offering(11)
	(unaudited)
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$77,554	$70,097	$93,172
Total assets	1,373,098	1,432,613	1,455,688
Total debt and capital lease obligations(12)	689,549	744,856	744,856
Total shareholders’ equity(13)	206,293	201,775	224,850

(1)	Fiscal 2010, fiscal 2011 and fiscal 2012 each included 52 weeks.
(2)	During fiscal 2010, the liquidation value and unpaid dividends on our participating preferred stock were subject to mandatory payment on September 30, 2012. As a result, we classified our participating preferred stock as a liability on our balance sheet during fiscal 2010 and recorded the accumulated and unpaid dividends on such preferred stock as interest expense in our statements of income. Dividends on each share of our preferred stock accrued on a daily basis at a rate of 12.0% per annum of the liquidation value thereof plus all accumulated and unpaid dividends thereon until the date on which the liquidation value of such share was reduced to zero on account of distributions made on its account and all accrued dividends in respect of such share were paid in full. As a result of the distributions we have made on account of our preferred stock, all of the preferred stock ceased to accrue dividends and its liquidation value was reduced to zero on April 29, 2010. At that time, we reclassified our participating preferred stock as permanent equity on our balance sheet. On January 24, 2012, we converted all our participating preferred stock into common stock in connection with our initial public offering (“IPO”).

(3)	In connection with the completion of our IPO on February 13, 2012, Roundy’s Supermarkets entered into the Credit Facility and repaid the amounts outstanding under its existing credit facilities. As a result of this refinancing, we recognized a loss on debt extinguishment of $13.3 million.
(4)	We present Adjusted EBITDA, a non-GAAP measure, to provide investors with a supplemental measure of our operating performance. We define Adjusted EBITDA as earnings before interest expense, interest expense associated with preferred stock, provision for income taxes, depreciation and amortization, LIFO charges, amortization of deferred financing costs, non-cash compensation expenses arising from the issuance of stock, costs incurred in connection with our IPO (or subsequent offerings of our common stock, including this offering), loss on debt extinguishment, certain non-recurring or unusual employee and pension related costs and goodwill impairment charges. Omitting interest, taxes and the other items provides a financial measure that facilitates comparisons of our results of operations with those of companies having different capital structures. Since the levels of indebtedness, tax structures, and methodologies in calculating LIFO expense that other companies have are different from ours, we omit these amounts to facilitate investors’ ability to make these comparisons. Similarly, we omit depreciation and amortization because other companies may employ a greater or lesser amount of owned property, and because in our experience, whether a store is new or one that is fully or mostly depreciated does not necessarily correlate to the contribution that such store makes to operating performance. We believe that investors, analysts and other interested parties consider Adjusted EBITDA an important measure of our operating performance. Adjusted EBITDA should not be considered as an alternative to net income as a measure of our performance. Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. The limitations of Adjusted EBITDA include: (1) it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments; (2) it does not reflect changes in, or cash requirements for, our working capital needs; (3) it does not reflect income tax payments we may be required to make; and (4) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements.

To properly and prudently evaluate our business, we encourage you to review our audited consolidated financial statements included in our most recent Annual Report on Form 10-K incorporated by reference into this prospectus supplement and accompanying prospectus and the reconciliation to Adjusted EBITDA from net income, the most directly comparable financial measure presented in accordance with GAAP, set forth in the table below. All of the items included in the reconciliation from net income to Adjusted EBITDA are either (1) non-cash items or (2) items that management does not consider in assessing our on-going operating performance. In the case of the non-cash items, management believes that investors may find it useful to assess our comparative operating performance because the measures without such items are less susceptible to variances in actual performance resulting from depreciation, amortization and other non-cash charges and more reflective of other factors that affect operating performance. In the case of the other items that management does not consider in assessing our on-going operating performance, management believes that investors may find it useful to assess our operating performance if the measures are presented without these items because their financial impact may not reflect on-going operating performance.

The following is a reconciliation of net income (loss) to Adjusted EBITDA:

	Fiscal Year(a)			Thirty-Nine Weeks Ended
	2010	2011	2012	September 29, 2012	September 28, 2013
				(unaudited)
	(dollars in thousands)
Net income (loss)	$46,194	$48,048	$(69,249)	$29,115	$25,886
Interest expense, current and long-term debt, net	64,037	68,855	48,825	37,257	34,464
Interest expense, dividends on preferred stock	2,716	—	—	—	—
Provision for income taxes	33,244	30,041	10,759	18,079	16,620
Depreciation and amortization expense	72,331	69,480	66,136	47,992	48,794
LIFO charges(b)	1,665	4,262	1,343	1,500	900
Amortization of deferred financing costs	2,906	3,469	2,413	1,840	1,720
Non-cash stock compensation expense	—	—	1,431	1,053	1,975
Loss on debt extinguishment(c)	—	—	13,304	13,304	—
Goodwill impairment charge	—	—	120,800	—	—
Executive recruiting fees and relocation expenses	—	—	484	484	—
Severance to former executives	—	—	904	904	—
One-time pension withdrawal expense	—	—	1,006	—	(1,006)
One-time IPO expenses	—	—	519	519	—

Adjusted EBITDA (unaudited)	$223,093	$224,155	$198,675	$152,047	$129,353

(a)	Fiscal 2010, fiscal 2011 and fiscal 2012 each included 52 weeks.
(b)	We calculate the cost of a portion of our inventories on a last-in-first-out (“LIFO”) basis. As a result, we incur a non-cash LIFO charge that represents the current year difference between inventories calculated on a LIFO basis and the current cost of inventories valued on a first-in-first-out (“FIFO”) basis.
(c)	See Note (3) above.

(5)	Excludes the amortization of deferred financing costs.
(6)	We calculate gross margin by subtracting cost of sales from net sales and dividing by our net sales for each of the applicable periods.
(7)	We calculate Adjusted EBITDA margin by dividing our Adjusted EBITDA by our net sales for each of the applicable periods. We present Adjusted EBITDA margin because it is used by management as a performance measure of Adjusted EBITDA generated from net sales. See Note (4) above for further information regarding how we calculate Adjusted EBITDA, which is a non-GAAP measure.
(8)	We calculated average weekly net sales per store by dividing net sales by the average number of stores open during the applicable weeks.
(9)

Represents the percentage change in our same-store sales as compared to the prior comparable period. Our practice is to include sales from a store in same-store sales beginning on the first day of the fifty-third week following the store’s opening. When a store that is included in same-store sales is remodeled or relocated, we continue to consider sales from that store to be same-store sales. This practice may differ from the methods that other food retailers use to calculate same-store or “comparable” sales As a result, data in this prospectus supplement regarding our same-store sales may not be comparable to similar data made available by other food retailers.

(10)	Gives effect to the 2013 Notes Offering and the Chicago Stores Acquisition as if such transactions were completed on September 28, 2013.
(11)	Gives further effect to our issuance and sale of 2,948,113 shares of common stock in this offering for an assumed public offering price of $8.48 per share (the last reported price of our common stock as of January 31, 2014), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds from this offering as set forth under “Use of Proceeds,” as if these transactions were completed on September 28, 2013.
(12)	Amounts shown are net of actual and adjusted unamortized discounts on our Term Loan of $7.7 million and $6.1 million, respectively, and the original issue discount of approximately $6.0 million on the 2020 Notes.
(13)	The 2013 Notes Offering resulted in transaction expenses of approximately $8.7 million associated with legal, accounting and initial purchaser fees and expenses, redemption premiums and the write-off of a portion of the deferred financing fees and original issue discount on the portion of the Term Loan being repaid. Of these expenses, $4.6 million was capitalized as deferred financing costs related to the 2013 Notes Offering and $4.1 million was expensed. In addition, we expensed approximately $0.4 million of costs related to the Chicago Stores Acquisition such as legal and accounting fees.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with the financial and other information contained or incorporated by reference in this prospectus supplement and accompanying prospectus, before you decide to purchase shares of our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations, cash flow and prospects could be materially and adversely affected. As a result, the trading price of our common stock could decline and you could lose all or part of your investment in our common stock.

Risks Related to our Business

We operate in a highly competitive industry.

The retail food industry as a whole, and our marketing areas in Wisconsin, Minneapolis/St. Paul and Chicago, are highly competitive. We compete with various types of retailers, including national, regional and local conventional supermarkets, national and regional supercenters, membership warehouse clubs, and other alternative food retailers, such as natural foods stores, smaller specialty stores and farmers’ markets.

Our principal competitors include national conventional supermarkets such as Albertsons (operating under the Jewel/Osco banner) and SUPERVALU (operating under the Cub Foods banner); national supercenters such as Costco, Target and Wal-Mart; regional supercenters such as Woodman’s and Meijer’s; regional supermarkets such as Festival Foods and Piggly Wiggly; alternative food retailers such as Aldi, Trader Joe’s and Whole Foods; and local supermarkets, natural foods stores, smaller specialty stores and farmers’ markets. In general, we compete with Aldi, Costco, Target, Wal-Mart, Trader Joe’s and Whole Foods across all of our geographic markets. Our remaining principal competitors within each of our geographic markets vary to a significant degree and include the following:

•	Wisconsin: Festival Foods, Piggly Wiggly and Woodman’s;

•	Minneapolis/St. Paul: Cub Foods and Lund’s/Byerly’s; and

•	Chicago: Jewel/Osco, Meijer’s, and Strack & Van Til.

Some of these competitors have attempted to increase market share by expanding their footprints in our marketing areas. This competitor expansion creates a more difficult competitive environment for us. We also face limited competition from restaurants and fast-food chains. In addition, other established food retailers could enter our markets, increasing competition for market share.

We compete with other food retailers primarily on the basis of product selection and quality, price, customer service, store format and location or a combination of these factors. Pricing in particular is a significant driver of consumer choice in our industry and we regularly engage in price competition. To the extent that our competitors lower prices, our ability to maintain gross profit margins and sales levels may be negatively impacted. We expect competitors to continue to apply pricing and other competitive pressures. Some of our competitors have greater resources than we do and do not have unionized work forces, which may result in lower labor and benefit costs. These competitors could use these advantages to take measures, including reducing prices, which could materially adversely affect our competitive position, our financial condition and results of operations.

In addition to price competitiveness, our success depends on our ability to offer products that appeal to our customers’ preferences. Failure to offer such products, or to accurately forecast changing customer preferences, could lead to a decrease in the number of customer transactions at our stores and a decrease in the amount customers spend when they visit our stores. We also attempt to create a convenient and appealing shopping experience for our customers in terms of customer service, store format and location. If we do not succeed in offering attractively priced products that consumers want to buy or are unable to provide a convenient and appealing shopping experience, our sales, operating margins and market share may decrease, resulting in reduced profitability.

Economic conditions that impact consumer spending could materially affect our business.

Ongoing economic uncertainty continues to negatively affect consumer confidence and discretionary spending. Our results of operations may be materially affected by changes in economic conditions nationwide or in the regions in which we operate that impact consumer confidence and spending, including discretionary spending. This risk may be exacerbated if customers choose lower-cost alternatives to our product offerings in response to economic conditions. In particular, a decrease in discretionary spending could adversely impact sales of certain of our higher margin product offerings. Future economic conditions affecting disposable consumer income, such as employment levels, business conditions, changes in housing market conditions, the availability of credit, interest rates, tax rates and fuel and energy costs, could reduce overall consumer spending or cause consumers to shift their spending to lower-priced competitors. In addition, inflation or deflation can impact our business. Food deflation could reduce sales growth and earnings, while food inflation, combined with reduced consumer spending, could reduce gross profit margins. As a result, our results of operations could be materially adversely affected.

The geographic concentration of our stores creates an exposure to local economies and regional downturns that may materially adversely affect our financial condition and results of operations.

As of December 28, 2013, we operated 121 stores in Wisconsin, making Wisconsin our largest market with 74% of our stores. Of our Wisconsin stores, 60, or approximately one-half, are located in the Milwaukee area. We also have 29 stores located in the Minneapolis/St. Paul area. Our business is closely linked to local economic conditions in those areas and, as a result, we are vulnerable to economic downturns in those regions. In addition, any other factors that negatively affect these areas could materially adversely affect our revenues and profitability. These factors could include, among other things, changes in regional demographics, population and employer base. Any of these factors may disrupt our businesses and materially adversely affect our financial condition and results of operations.

We may be unable to maintain or improve levels of same-store sales, which could harm our business and cause our stock price to decline.

We may not be able to maintain or improve our current levels of same-store sales. Our same-store sales have fluctuated in the past and will likely fluctuate in the future. A variety of factors affect our same-store sales, including:

•	overall economic trends and conditions;

•	consumer preferences, buying trends and spending levels;

•	our competition, including competitor store openings or closings near our stores;

•	the pricing of our products, including the effects of inflation or deflation;

•	the number of customer transactions in our stores;

•	our ability to provide product offerings that generate new and repeat visits to our stores;

•	the level of customer service that we provide in our stores;

•	our in-store merchandising-related activities;

•	our ability to source products efficiently; and

•	the number of stores we open, remodel or relocate in any period.

Adverse changes in these factors may cause our same-store sales results to be materially lower than in recent periods, which would harm our business and could result in a decline in the price of our common stock.

We may be unable to maintain our operating margins, which could adversely affect the price of our common stock.

We intend to maintain our operating margins in an environment of increased competition through various initiatives, including expansion of our own-brand offerings, increased sales of perishables and prepared foods, improved ordering, and strategic remodels and relocations of our stores, as well as continued cost discipline focused on improving labor productivity and reducing shrink. If competitive pressures cause us to lower our prices, our operating margins may decrease. If customers do not adopt our increased own-brand, perishable or prepared food offerings, these higher margin items will not improve our operating margins. If we do not adequately refine and improve our various ordering, tracking and allocation systems, we may not be able to increase sales and reduce inventory shrink. Any failure to achieve gains in labor productivity may adversely impact our operating margins. As a result, our operating margins may stagnate or decline which could adversely affect the price of our common stock.

Prolonged labor disputes with unionized employees and increases in labor costs could adversely affect us.

Our largest operating costs are attributable to labor costs and, therefore, our financial performance is greatly influenced by increases in wage and benefit costs, including pension and health care costs. As a result, we are exposed to risks associated with a competitive labor market and, more specifically, to any disruption of our unionized work force.

As of December 28, 2013, approximately 56% of our employees were represented by unions and covered by collective bargaining or similar agreements that are subject to periodic renegotiation. Our renegotiation of expiring collective bargaining agreements and negotiation of new collective bargaining agreements may not prove successful, may result in a significant increase in labor costs, or may result in a disruption to our operations. We expect that we would incur additional costs and face increased competition if we lost customers during a work stoppage or labor disturbance.

As of December 28, 2013, we had an aggregate of 44 collective bargaining agreements in effect, all of which are scheduled to expire between 2014 and 2016. As of December 28, 2013, there were no employees operating under an expired collective bargaining agreements and 282 employees that were previously non-union, but have recently elected to join a union and are currently operating without a collective bargaining agreement.

In the renegotiation of our current contracts and the negotiation of our new contracts, rising health care and pension costs and the nature and structure of work rules will be important issues. The terms of the renegotiated collective bargaining agreements could create either a financial advantage or disadvantage for us as compared to our major competitors and could have a material adverse effect on our results of operations and financial condition. Our labor negotiations may not conclude successfully and work stoppages or labor disturbances could occur. A prolonged work stoppage affecting a substantial number of stores could have a material adverse effect on our financial condition, results of operations and cash flows. We also expect that in the event of a work stoppage or labor disturbance, we could incur additional costs and face increased competition for customers.

The Patient Protection and Affordable Care Act may materially increase our costs and/or make it harder for us to compete as an employer.

The Patient Protection and Affordable Care Act imposed new mandates on employers, including a requirement effective January 1, 2014 (which has been temporarily extended to January 1, 2015 due to a recent executive order) that employers with 50 or more full-time employees provide “credible” health insurance to employees or pay a financial penalty. Given our generally low-wage workforce and our current health plan design, and assuming the law is implemented without significant changes, these mandates could materially increase our costs. Moreover, if we choose to opt out of offering health insurance to our employees, we may become less attractive as an employer and it may be harder for us to compete for qualified employees.

We may not be able to successfully implement our expansion into the Chicago market, which could limit our prospects for future growth.

Our ability to continue to expand into the Chicago market with a new format of stores under our Mariano’s banner is an important component of our business strategy. Successful execution of this expansion depends upon, among other things:

•	the levels of sales and profitability of Mariano’s stores;

•	the attractiveness of the Mariano’s store format and brand to local customers;

•	the hiring, training and retention of skilled store personnel and management;

•	the incorporation of new Mariano’s stores into our existing distribution network;

•	our ability to successfully integrate the stores acquired in the Chicago Stores Acquisition;

•	the identification of suitable sites in the Chicago market for store locations;

•	the negotiation of acceptable lease terms for store sites;

•	the effective management of inventory to meet the needs of our stores on a timely basis;

•	the availability of levels of cash flow or financing necessary to support our expansion; and

•	our ability to successfully address competitive pricing, merchandising, distribution and other challenges encountered in connection with expansion into the Chicago market.

We, or our third-party vendors, may not be able to adapt our distribution, management information and other operating systems to adequately supply products to new stores at competitive prices so that we can operate the stores in a successful and profitable manner. Additionally, our expansion into the Chicago market will place increased demands on our operational, managerial and administrative resources. These increased demands could cause us to operate our existing business less effectively, which in turn could cause deterioration in the financial performance of our existing stores.

In addition, new stores build their sales volume and their customer base over time and, as a result, generally have lower gross margin rates and higher operating expenses, as a percentage of sales, than our more mature stores. If our Chicago market stores do not generate sufficient revenue or operate with acceptable margins, or if we experience an overall decline in performance, we may slow or discontinue our expansion plans, or we may decide to close stores in Chicago or elsewhere. We believe that the competitive dynamics in Chicago are currently favorable for our expansion into the market, but to the extent these conditions change, on account of competitors reacting to our entrance or otherwise, our growth may be inhibited. If we fail to successfully implement our expansion into Chicago, our growth prospects will be materially limited and could result in a decline in the price of our common stock.

We may not realize all of the expected benefits from the Chicago Stores Acquisition.

We believe that the Chicago Stores Acquisition will increase our market share in the Chicago area and continue to grow a unique brand in that market. We expect to spend approximately $45 million in capital expenditures over the next four years to build these stores to our specifications, with the typical total investment cost per store expected to be approximately $7 million (including the acquisition price but excluding inventory). We may choose to accelerate the time period in which we spend the allocated amount of capital expenditures, including with the proceeds of this offering. Actual capital expenditures may exceed our expected amounts due to unanticipated cost overruns, delays or changes in specifications. Any increases in spending could result in the Chicago Stores Acquisition negatively impacting EBITDA and net income in 2014. We do not expect the acquired stores to generate meaningful four-wall EBITDA during 2014 due to the timing and costs of their conversion to the Mariano’s format during that time. Once the total remodel is completed over the next three to four years, we would anticipate that the new stores will have economics consistent with our other Mariano’s stores, but actual results may fail to meet our expectations. The Chicago Stores Acquisition will be the first expansion of Mariano’s through the purchase of existing store locations, and will also represent the largest simultaneous expansion of Mariano’s store locations to date. Our ability to realize the anticipated benefits of the Chicago Stores Acquisition will depend, to a large extent, on our ability to implement the Mariano’s store concept at these locations, support a larger number of stores with our existing supply chain operations and continue to provide a unique shopper experience. Our management will be required to devote significant attention and resources to these efforts, which may disrupt the operations at our existing stores and, if executed ineffectively, could preclude realization of the full benefits we expect. Failure to realize the anticipated benefits of this investment could cause an interruption of, or a loss of momentum in, our operations. In addition, the efforts required to realize the benefits of the Chicago Stores Acquisition may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of customer relationships, and the diversion of management’s attention, and may have a material adverse effect on our operating results and cause a decline in the price of our common stock.

Increased commodity prices and availability of commodities may impact our profitability.

Many of our products include ingredients such as wheat, corn, oils, milk, sugar, proteins, cocoa and other commodities. Commodity prices worldwide have generally been increasing. While commodity price inputs do not typically represent the substantial majority of our product costs, any increase in commodity prices may cause our vendors to seek price increases from us. Although we typically are able to mitigate or plan for vendor efforts to increase our costs, we may be unable to continue to do so, either in whole or in part. In the event we are unable to continue mitigating potential vendor price increases, we may in turn consider raising our prices, and our customers may be deterred by any such price increases. Our profitability may be impacted through increased costs to us which may impact gross margins, or through reduced revenue as a result of a decline in the number and average size of customer transactions.

Our plans to remodel or relocate certain of our existing stores and build new stores in the Chicago market require us to spend capital, which must be allocated among various projects. Failure to use our capital efficiently could have an adverse effect on our profitability.

We plan to remodel or relocate certain of our existing stores, including the stores that we acquired in the Chicago Stores Acquisition, and to open additional Mariano’s stores in the Chicago market. These initiatives will use cash generated by our operations. If this cash is not allocated efficiently among these various projects, or if any of these initiatives prove to be unsuccessful, we may experience reduced profitability and we could be required to delay, significantly curtail or eliminate planned store openings, remodels or relocations.

We have significant debt service and lease obligations and may incur additional indebtedness in the future, which could adversely affect our financial health and our ability to react to changes to our business.

As of September 28, 2013, after giving effect to the 2013 Notes Offering, our total outstanding debt (including capital leases) would have been approximately $744.9 million (net of unamortized discounts of $6.1 million and $6.0 million on our Term Loan and the 2020 Notes, respectively) and, if the Proposed Refinancing Transaction had occurred as of such date, would have been approximately $769.0 million (net of estimated discount on the New Term Loan and the actual discount on the 2020 Notes). This indebtedness will require significant interest and principal payments. In addition, we had future minimum lease payment commitments of approximately $2.0 billion at December 29, 2012 and significant pension and other post-retirement benefits.

Our high level of debt, fixed lease and other obligations will require us to use a significant portion of cash generated by our operations to satisfy these obligations, and could adversely impact our ability to obtain future financing to support our capital expenditures or other operational investments or shareholder dividends. In fiscal 2011 and 2012, we had debt service repayments, of $133.2 million and $56.2 million, respectively. Fiscal 2011 debt service obligations included a scheduled repayment of $54 million of our term loan principal amount under our old credit facilities. Fiscal 2012 debt service obligations included scheduled repayments of our Credit Facility, as discussed below.

If we cannot generate sufficient cash flow from operations to service our debt and other obligations, we may need to refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we will be able to take any of such actions on a timely basis, on terms satisfactory to us or at all. Our level of indebtedness has important consequences. For example, our level of indebtedness may:

•

require us to use a substantial portion of our cash flow from operations to pay interest and principal on our debt, which would reduce the funds available to us for working capital, capital expenditures and other general corporate purposes;

•	limit our ability to obtain additional financing for working capital, capital expenditures, expansion plans and other investments, which may limit our ability to implement our business strategy;

•

heighten our vulnerability to downturns in our business, the retail food industry or in the general economy and limit our flexibility in planning for, or reacting to, changes in our business and the retail food industry; or

•	prevent us from taking advantage of business opportunities as they arise or successfully carrying out our plans to expand our store base and product offerings.

We cannot assure you that our business will generate sufficient cash flow from operations or that future financing will be available to us in amounts sufficient to enable us to make payments on our indebtedness or to fund our operations. In addition, our failure to make payments under our operating leases could trigger defaults under other leases or under agreements governing our other indebtedness, which could cause the counterparties under those agreements to accelerate the obligations due thereunder.

We will require substantial cash flows from operations to make our payments under our operating leases. If we are not able to make the required payments under our debt and lease agreements, the lenders or owners of the stores we lease may, among other things, repossess those assets, which could adversely affect our ability to conduct our operations.

While our existing debt instruments (including the Credit Facility Agreement) and the indenture governing the 2020 Notes) restrict us, and the New Term Loan and New ABL Facility, if entered into, will restrict, us and our subsidiaries from incurring additional debt, these restrictions include exceptions that will allow us and our subsidiaries to incur additional debt. If additional debt is issued, the risks described above could intensify.

The terms of our Credit Facility Agreement and the indenture governing the 2020 Notes, and the New Term Loan and New ABL Facility, if entered into, may restrict our current and future operations, which could adversely affect our ability to respond to changes in our business and to manage our operations.

The Credit Facility Agreement and the indenture governing the 2020 Notes include, and the New Term Loan and New ABL Facility, if entered into, will include, a number of customary restrictive covenants. These covenants could impair our financing and operational flexibility and make it difficult for us to react to market conditions and satisfy our ongoing capital needs and unanticipated cash requirements. Specifically, such covenants may restrict our ability and, if applicable, the ability of our subsidiaries to, among other things:

•	incur additional debt;

•	make certain investments;

•	enter into certain types of transactions with affiliates;

•	limit dividends or other payments by our restricted subsidiaries to us;

•	use assets as security in other transactions;

•	pay dividends on our common stock or repurchase our equity interests;

•	sell certain assets or merge with or into other companies;

•	guarantee the debts of others;

•	enter into new lines of business;

•	make capital expenditures;

•	prepay, redeem or exchange or debt; and

•	form any joint ventures or subsidiary investments.

In addition, the Credit Facility Agreement (as amended by the Credit Facility Amendment) requires us to maintain specified financial ratios, including a maximum senior secured leverage ratio and a minimum cash interest coverage ratio. If the Proposed Refinancing Transaction occurs, the New ABL Facility, if entered into, will require us to maintain a minimum fixed charge coverage ratio if excess availability under the New ABL Facility is less than a certain threshold.

Our failure to comply with the restrictive covenants described above as well as the terms of any future indebtedness we may incur from time to time could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms, our results of operations and financial condition could be adversely affected.

We may not complete the Proposed Refinancing Transaction on the contemplated terms or at all.

On February 3, 2014, we announced that we, subject to market conditions, intend, to refinance our Term Loan and replace our existing Revolving Facility with the proceeds from the New Term Loan and the New ABL Facility. We are pursuing the Proposed Refinancing Transaction to, among other things, (1) reduce interest expense, (2) extend the maturity of our credit facilities and (3) increase our flexibility by removing the financial covenants under our existing Term Loan. We expect to be able to complete the Proposed Refinancing Transaction in mid to late February, 2014. Completion of this offering is not conditioned upon, and is not subject to, completion of the Proposed Refinancing Transaction. We may not be able to complete the Proposed Refinancing Transaction on the terms we are currently contemplating, or at all. In the event we are not able to complete the Proposed Refinancing Transaction, we would continue to be subject to our existing Credit Facility, including the financial covenants under our existing Term Loan, which consist of a maximum senior secured leverage ratio and a minimum cash interest coverage ratio.

Proposed changes to financial accounting standards could require our store leases to be recognized on the balance sheet.

In addition to our significant level of indebtedness, we have significant obligations relating to our current operating leases. Proposed changes to financial accounting standards could require such leases to be recognized on the balance sheet. As of December 29, 2012, we had undiscounted operating lease commitments of approximately $2.0 billion, scheduled through 2037, related primarily to our stores. We expect the amount of our lease commitments to increase materially with the acquisition of the 11 Dominick’s stores. These leases are classified as operating leases and disclosed in Note 9 to our audited consolidated financial statements included in our most recent Annual Report on Form 10-K incorporated by reference into this prospectus supplement, but are not reflected as liabilities on our consolidated balance sheets. As of December 29, 2012, substantially all our stores were subject to leases, which have terms generally up to 20 years, and during fiscal 2012 our operating lease expense was approximately $114.4 million. We have entered into additional operating leases since then to support our expansion.

In August 2010, the Financial Accounting Standards Board (“FASB”) and the International Accounting Standards Board (“IASB”) issued a joint discussion paper highlighting proposed changes to financial accounting standards for leases. Currently, Accounting Standards Codification 840 (“ASC 840”), Leases (formerly Statement of Financial Accounting Standards 13, Accounting for Leases) requires that operating leases are classified as an off-balance sheet transaction and only the current year operating lease expense is accounted for in the income statement. In order to determine the proper classification of our stores as either operating leases or capital leases, we must make certain estimates at the inception of the lease relating to the economic useful life and the fair value of an asset as well as select an appropriate discount rate to be used in discounting future lease payments. These estimates are utilized by management in making computations as required by existing accounting standards that determine whether the lease is classified as an operating lease or a capital lease. Substantially all of our store leases have been classified as operating leases, which results in rental payments being charged to expense over the terms of the related leases.

Additionally, operating leases are not reflected in our consolidated balance sheets, which means that neither a leased asset nor an obligation for future lease payments is reflected in our consolidated balance sheets. The proposed changes to ASC 840 would require that substantially all operating leases be recognized as assets and liabilities on our balance sheet. All entities would need to classify leases to determine how to recognize lease-related revenue and expense. Classification would be based on the portion of the economic benefits of the underlying asset expected to be consumed by the lessee over the lease term, for which classification would be based on the nature of the asset being leased. The right to use the leased property would be capitalized as an asset and the present value of future lease payments would be accounted for as a liability. The effective date has not been determined, and may require retrospective adoption. While we have not quantified the impact this proposed standard would have on our financial statements, if our current operating leases are instead recognized on the balance sheet, it will result in a significant increase in the liabilities reflected on our balance sheet and will likely impact our income statement in an amount that cannot be determined at this time.

Compliance with Section 404 of the Sarbanes-Oxley Act may negatively impact our results of operations and failure to comply may subject us to regulatory scrutiny and a loss of investors’ confidence in our internal control over financial reporting.

Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) requires us to perform an evaluation of our internal control over financial reporting and file management’s attestation with our Annual Report on Form 10-K each year. Our independent registered accounting firm will be required to issue an opinion on the effectiveness of internal controls beginning in fiscal 2013. We have evaluated, tested and implemented internal controls over financial reporting to enable management to report on such internal controls under Section 404. However, we cannot assure you that the conclusions we reached as of December 29, 2012 will represent conclusions we or our independent registered public accounting firm reach in future periods. Failure on our part to comply with Section 404 may subject us to regulatory scrutiny and a loss of public confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control over financial reporting and hiring additional personnel. Any such actions could negatively affect our results of operations.

We will continue to incur significant increased costs as a result of operating as a public company, and our management will be required to divert attention from operational and other business matters to devote substantial time to public company requirements.

On February 13, 2012, we completed our IPO. As a result, we are required to incur legal, accounting, compliance and other expenses that we did not incur as a private company. We are obligated to file with the SEC quarterly and annual information and other reports that are specified in Section 13 and other sections of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, we are also subject to other reporting and corporate governance requirements, including certain requirements of the New York Stock Exchange (“NYSE”), and certain provisions of the Sarbanes-Oxley Act (“Sarbanes-Oxley”) and other regulations promulgated thereunder, which impose significant compliance obligations upon us. We must be certain that we have the ability to institute and maintain a comprehensive compliance function; establish internal policies; ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis; design, establish, evaluate and maintain a system of internal controls over financial reporting in compliance with Sarbanes-Oxley; involve and retain outside counsel and accounting and financial staff with the appropriate experience in connection with the above activities and maintain an investor relations function. Sarbanes-Oxley, as well as rules subsequently implemented by the SEC and the NYSE, have imposed increased regulation and disclosure and have required enhanced corporate governance practices of public companies. Our efforts to comply with evolving laws, regulations and standards in this regard are likely to result in increased administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. These changes require a significant commitment of resources. We may not be successful in implementing or maintaining these requirements, any failure of which could materially adversely affect our business, results of operations and financial condition. In addition, if we fail to implement or maintain the requirements with respect to our internal accounting and audit functions, our ability to continue to report our operating results on a timely and accurate basis could be impaired. If we do not implement or maintain such requirements in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC or NYSE. Any such actions could harm our reputation and the confidence of investors and customers in our company and could materially adversely affect our business and cause our share price to fall.

Our business may suffer as a result of our lack of public company operating experience.

Up until February 2012, we were a privately-held company. Our recent lack of public company operating experience may make it difficult to forecast and evaluate our future prospects. If we are unable to execute our business strategy, either as a result of our inability to effectively manage our business in a public company environment or for any other reason, our business, prospects, financial condition and results of operations may be harmed.

Failure to attract, train and retain qualified store-level and distribution-level employees could adversely affect our ability to carry out strategic initiatives and ultimately impact our financial performance.

The retail food industry is labor intensive. Our ability to meet our labor needs, including our needs for specialized workers, such as pharmacists, while controlling wage and labor-related costs, is subject to numerous external factors, including the availability of a sufficient number of qualified persons in the work force in the markets in which we are located, unemployment levels within those markets, unionization of the available work force, prevailing wage rates, changing demographics, health and other insurance costs and changes in employment legislation. Failure to do so could adversely affect our results of operations.

The loss of key employees could negatively affect our business.

A key component of our success is the experience of our key employees, including our Chairman, President and Chief Executive Officer, Robert Mariano, our Executive Vice President and Chief Financial Officer, Darren Karst and our Executive Vice President—Operations, Donald Rosanova. These employees have extensive experience in our industry and are familiar with our business, systems and processes. In addition, Messrs. Mariano, Karst and Rosanova are key to our strategy of expansion into the Chicago market, due to their experience with, and understanding of, food retailing in that region. The loss of services of one or more of our key employees could impair our ability to manage our business effectively. We do not maintain key person life insurance on any employee.

The cost of providing employee benefits continues to increase and is subject to factors outside of our control.

We sponsor defined benefit pension plans, which are frozen with respect to benefit accruals and closed to new participants. Even though our employees are not accruing additional pension benefits under these plans, these pension plans are not fully funded. Our funding requirements vary based upon plan asset performance, interest rates and actuarial assumptions. Poorer than assumed asset performance and continuing low interest rates may cause our required funding contributions to increase in the future. As of December 29, 2012, the accumulated benefit obligation and fair value of plan assets for our Company-sponsored defined benefit plans were $199.7 million and $163.7 million, respectively. As of December 31, 2011, the accumulated benefit obligation and fair value of plan assets for these plans were $185.6 million and $143.5 million, respectively. We assess our benefit obligations and fair value of plan assets on an annual basis and we do not expect the benefit obligations for fiscal 2013 to be materially higher.

In addition, we participate in three underfunded multi-employer pension plans on behalf of our union-affiliated employees, and we are required to make contributions to these plans under our collective bargaining agreements. Each of these three multi-employer pension plans is currently underfunded in part due to increases in the costs of benefits provided or paid under these plans as well as lower returns on plan assets over the past several years. The unfunded liabilities of these three plans may result in increased future payments by us and other participating employers. Two of the multi-employer plans in which we participate were deemed by their plan actuaries to be in “critical status,” prompting federally mandated increases in our contributions to them. Going forward, our required contributions to these multi-employer plans could increase as a result of many factors, including the outcome of collective bargaining with the unions, actions taken by trustees who manage the plans, government regulations, the actual return on assets held in the plans and the payment of a withdrawal liability if we choose to exit a plan. We expect meaningful increases in contribution expense as a result of required incremental plan contributions to reduce underfunding. Our risk of future increased payments may be greater if other participating employers withdraw from the plan and are not able to pay the total liability assessed as a result of such withdrawal, or if the pension plan adopts surcharges and/or increased pension contributions as part of a rehabilitation plan. For example, in recent years our share of plan underfunding has increased due to the withdrawal of participating employers that, because of their financial distress, were unable to pay contributions or their portion of the unfunded pension liability.

Pursuant to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the Pension Benefit Guaranty Corporation (the “PBGC”) has the right, subject to satisfaction of certain statutory requirements, to involuntarily terminate our defined benefit pension plans (thus accelerating funding obligations), or enter into an alternative arrangement with us to prevent such termination. In March 2010, we were contacted by the PBGC expressing concern regarding the impact that the payment of a $150 million shareholder dividend could have on our ability to meet our obligations to our largest defined benefit pension plan. We subsequently entered into an amendment to our existing agreement with the PBGC that required us to make additional contributions to one of our Company-sponsored defined benefit pension plans, one of which we were required to make no later than April 29, 2010 and one on each of the first two anniversaries thereafter, and for us to increase and continue the credit support in the form of the existing letter of credit with respect to our obligations under such agreement. We completed these steps in accordance with our agreement with the PBGC, and in December 2012 the PBGC agreed that we could reduce the amount of our letter of credit to the previous level. We cannot assure you that the PBGC will not seek to increase or accelerate our funding requirements under our defined benefit plans in the event our operating performance declines or we otherwise increase our indebtedness.

We also provide health benefits to substantially all of our full-time employees and to certain part-time employees depending on average hours worked. Even though employees generally pay a portion of the cost, our cost of providing these benefits has increased steadily over the last several years. We anticipate future increases in the cost of health benefits, partly, but not entirely, as a result of the implementation of federal health care reform legislation. If we are unable to control healthcare and pension costs, we may experience increased operating costs, which may adversely affect our financial condition and results of operations.

Variability in self-insurance liability estimates could significantly impact our results of operations.

We self-insure for workers’ compensation, general liability and automobile liability up to a set retention level, beyond which we maintain excess insurance coverage. Liabilities are determined using actuarial estimates of the aggregate liability for claims incurred and an estimate of incurred but not reported claims, on an undiscounted basis. Our accruals for insurance reserves reflect certain actuarial assumptions and management judgments, which are subject to a high degree of variability. The variability is caused by factors external to us such as: historical claims experience; medical inflation; legislative changes to benefit levels; trends relating to jury verdicts; and claim settlement patterns. Any significant variation in these factors could cause a material change to our reserves for self-insurance liabilities and may adversely affect our financial condition and results of operations.

Litigation may materially adversely affect our business, financial condition and results of operations.

Our operations are characterized by a high volume of customer traffic and by transactions involving a wide variety of product selections. These operations carry a higher exposure to consumer litigation risk when compared to the operations of companies operating in many other industries. Consequently, we may be a party to individual personal injury, product liability and other legal actions in the ordinary course of our business, including litigation arising from food-related illness. The outcome of litigation, particularly class action lawsuits and regulatory actions, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. The cost to defend future litigation may be significant. There may also be adverse publicity associated with litigation that may decrease consumer confidence in our businesses, regardless of whether the allegations are valid or whether we are ultimately found liable. As a result, litigation may materially adversely affect our businesses, financial condition, results of operations and cash flows.

Various aspects of our business are subject to federal, state and local laws and regulations. Our compliance with these regulations may require additional capital expenditures and could materially adversely affect our ability to conduct our business as planned.

We are subject to federal, state and local laws and regulations relating to zoning, land use, environmental protection, work place safety, public health, community right-to-know, alcoholic beverage sales, tobacco sales and pharmaceutical sales. In particular, the states of Wisconsin, Minnesota and Illinois and several local jurisdictions regulate the licensing of supermarkets, including alcoholic beverage license grants. In addition, certain local regulations may limit our ability to sell alcoholic beverages at certain times. A variety of state programs regulate the production and sale of milk, including the price of raw milk, through federal market orders and price support programs. We are also subject to laws governing our relationship with employees, including minimum wage requirements, overtime, working conditions, disabled access and work permit requirements. Compliance with new laws in these areas, or with new or stricter interpretations of existing requirements, could reduce the revenue and profitability of our stores and could otherwise materially adversely affect our business, financial condition or results of operations. Additionally, a number of federal, state and local laws impose requirements or restrictions on business owners with respect to access by disabled persons. Our compliance with these laws may result in modifications to our properties, or prevent us from performing certain further renovations.

Our pharmacy business is subject to, and influenced by, certain government laws and regulations, including those administered and enforced by Medicare, Medicaid, the Drug Enforcement Administration (the “DEA”), the Consumer Product Safety Commission, the U.S. Federal Trade Commission and the U.S. Food and Drug Administration. For example, the conversion of various prescription drugs to over-the-counter medications, a decrease in the rate at which new prescription drugs become available or the failed introduction of new prescription drugs into the market could materially adversely affect our pharmacy sales. The withdrawal of certain drugs from the market may also materially adversely affect our pharmacy business. Changes in third party reimbursement levels for prescription drugs, including changes in Medicare or state Medicaid programs, could also reduce our margins and have a material adverse effect on our business. In order to dispense controlled substances, we are required to register our pharmacies with the DEA and to comply with security, recordkeeping, inventory control and labeling standards.

In addition, our pharmacy business is subject to local regulations in the states where our pharmacies are located, applicable Medicare and Medicaid regulations and state and federal prohibitions against certain payments intended to induce referrals of patients or other health care business. Failure to properly adhere to these and other applicable regulations could result in the imposition of civil, administrative and criminal penalties including suspension of payments from government programs; loss of required government certifications; loss of authorizations to participate in, or exclusion from, government reimbursement programs such as Medicare and Medicaid; loss of licenses; significant fines or monetary penalties for anti-kickback law violations, submission of false claims or other failures to meet reimbursement program requirements and could materially adversely affect the continued operation of our business. Our pharmacy business is also subject to the Health Insurance Portability and Accountability Act, including its obligations to protect the confidentiality of certain patient information and other obligations. Failure to properly adhere to these requirements could result in the imposition of civil as well as criminal penalties.

We may experience negative effects to our reputation from real or perceived quality or health issues with our food products, which could have an adverse effect on our operating results.

We believe that a reputation for providing our customers with fresh, high-quality food products is an important component of our customer value proposition. Concerns regarding the safety or quality of our food products or of our food supply chain could cause consumers to avoid purchasing certain products from us, or to seek alternative sources of food, even if the basis for the concern is outside of our control. Food products containing contaminants could be inadvertently distributed by us and, if processing at the consumer level does not eliminate them, these contaminants could result in illness or death. Adverse publicity about these concerns, whether or not ultimately based on fact, and whether or not involving products sold at our stores, could discourage consumers from buying our products and have an adverse effect on our operating results. Furthermore, the sale of food products entails an inherent risk of product liability claims, product recall and the resulting negative publicity. Any such claims, recalls or adverse publicity with respect to our own-brand products may have an even greater negative effect on our sales and operating results, in addition to generating adverse publicity for our own-brand products. Any lost confidence in us on the part of our customers would be difficult and costly to re-establish. Any such adverse effect could significantly reduce our brand value. Issues regarding the safety of any food items sold by us, regardless of the cause, could have a substantial and adverse effect on our sales and operating results.

Certain risks are inherent in providing pharmacy services, and our insurance may not be adequate to cover any claims against us.

Pharmacies are exposed to risks inherent in the packaging and distribution of pharmaceuticals and other healthcare products, such as risks of liability for products which cause harm to consumers. Although we maintain professional liability insurance and errors and omissions liability insurance, we cannot guarantee that the coverage limits under our insurance programs will be adequate to protect us against future claims, or that we will be able to maintain this insurance on acceptable terms in the future, or at all. Our results of operations, financial condition or cash flows may be materially adversely affected if in the future our insurance coverage proves to be inadequate or unavailable, or there is an increase in the liability for which we self-insure, or we suffer harm to our reputation as a result of an error or omission.

If our goodwill becomes further impaired, we may be required to record significant charges to earnings in the future.

We have a significant amount of goodwill. As of September 28, 2013, we had goodwill of approximately $606.0 million, which represented approximately 44.1% of our total assets as of such date. Goodwill is reviewed for impairment on an annual basis (as of the first day of the third quarter) or whenever events occur or circumstances change that would more likely than not reduce the fair value of our reporting unit below its carrying amount. Fair value is determined based on the discounted cash flows and comparable market values of our single reporting unit. An impairment charge is recorded for any excess of the carrying value of goodwill over the implied fair value of the assets and liabilities.

Fair value is determined by using the income approach and market approach. Determining fair value using an income approach requires that we make significant estimates and assumptions, including management’s long-term projections of cash flows, market conditions and appropriate discount rates. Our judgments are based on historical experience, current market trends and other information. In estimating future cash flows, we rely on internally generated forecasts for operating profits and cash flows, including capital expenditures. The rates used to discount projected future cash flows reflect a weighted average cost of capital based on our industry, capital structure and risk premiums including those reflected in the current market capitalization. The market approach is based upon applying a multiple of earnings based upon publicly traded companies in our industry.

Based on our annual impairment testing completed at the beginning of the third quarter of fiscal 2010, 2011 and 2012, no impairment of goodwill was indicated. During the fourth quarter of fiscal 2012, our market capitalization experienced a significant decline. As a result, management believed that there were circumstances evident which indicated that the fair value of our reporting unit could be below its carrying amount. Management therefore updated its annual review of goodwill for impairment that had been completed in the third quarter and concluded that the carrying amount of goodwill exceeded its estimated fair value, resulting in a pre-tax, non-cash impairment charge of $120.8 million ($106.4 million, after taxes) during the fourth quarter of fiscal 2012.

We completed our annual impairment testing at the beginning of the third quarter of fiscal 2013 and no impairment of goodwill was indicated.

Changes in estimates of future cash flows caused by items such as unforeseen events or changes in market conditions could negatively affect our reporting unit’s fair value and result in further impairment charges. Factors that could cause us to change our estimates of future cash flows include, among other things, a deterioration in general economic conditions, successful efforts by our competitors to gain market share in our core markets, an increased competitive environment, our inability to compete effectively with other retailers or our inability to maintain price competitiveness. An impairment of a significant portion of our goodwill could materially adversely affect our financial condition and results of operations.

Severe weather, natural disasters and adverse climate changes may materially adversely affect our financial condition and results of operations.

Severe weather conditions and other natural disasters in areas where we have stores or distribution facilities or from which we obtain the products we sell may materially adversely affect our retail or distribution operations or our product offerings and, therefore, our results of operations. Such conditions may result in physical damage to, or temporary or permanent closure of, one or more of our stores or distribution facilities, an insufficient work force in our markets, and/or temporary disruption in the supply of products, including delays in the delivery of goods to our stores or a reduction in the availability of products in our stores. In addition, adverse climate conditions and adverse weather patterns, such as drought or flood, that impact growing conditions and the quantity and quality of crops may materially adversely affect the availability or cost of certain products within our supply chain. Any of these factors may disrupt our businesses and materially adversely affect our financial condition, results of operations and cash flows.

Our business could be harmed by a failure of our information technology or administrative systems.

We rely on our information technology and administrative systems to effectively manage our business data, communications, supply chain, order entry and fulfillment and other business processes. The failure of our information technology or administrative systems to perform as we anticipate could disrupt our business and result in transaction errors, processing inefficiencies and the loss of sales and systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, systems failures, viruses and security breaches, including breaches of our transaction processing or other systems that could result in the compromise of confidential customer data. Any such damage or interruption could have a material adverse effect on our business, cause us to face significant fines, customer notice obligations or costly litigation, harm our reputation with our customers, require us to expend significant time and expense developing, maintaining or upgrading our information technology or administrative systems, or prevent us from paying our suppliers or employees, receiving payments from our customers or performing other information technology or administrative services on a timely basis.

If we experience a data security breach and confidential customer information is disclosed, we may be subject to penalties and experience negative publicity, which could affect our customer relationships and have a material adverse effect on our business.

We and our customers could suffer harm if customer information were accessed by third parties due to a security failure in our systems. The collection of data and processing of transactions require us to receive and store a large amount of personally identifiable data. This type of data is subject to legislation and regulation in various jurisdictions. Recently, data security breaches suffered by well-known companies and institutions have attracted a substantial amount of media attention, prompting state and federal legislative proposals addressing data privacy and security. If some of the current proposals are adopted, we may be subject to more extensive requirements to protect the customer information that we process in connection with the purchases of our products. We may become exposed to potential liabilities with respect to the data that we collect, manage and process, and may incur legal costs if our information security policies and procedures are not effective or if we are required to defend our methods of collection, processing and storage of personal data. Future investigations, lawsuits or adverse publicity relating to our methods of handling personal data could adversely affect our business, results of operations, financial condition and cash flows due to the costs and negative market reaction relating to such developments.

Energy costs are a significant component of our operating expenses, and increasing energy costs, unless offset by more efficient usage or other operational responses, may impact our profitability.

We utilize natural gas and electricity in our stores and distribution centers and gasoline and diesel fuel in the trucks that deliver products to our stores. Increases in energy costs, whether driven by increased demand, decreased or disrupted supply or an anticipation of any such events, will increase the costs of operating our stores and distribution network and may increase the costs of our products. We may not be able to recover these rising costs through increased prices charged to our customers, and any increased prices may exacerbate the risk of customers choosing lower-cost alternatives. In addition, if we are unsuccessful in protecting against these increases in energy costs through long-term energy contracts, improved energy procurement, improved efficiency and other operational improvements, the overall costs of operating our stores will increase which would impact our profitability.

We may be unable to protect or maintain our intellectual property, which could results in customer confusion and adversely affect our business.

We believe that our intellectual property has substantial value and has contributed significantly to the success of our business. In particular, our trademarks, including our registered trademarks of Roundy’s, Pick ’n Save and Rainbow, and our common law trademarks of Copps and Mariano’s, are valuable assets that reinforce our customers’ favorable perception of our stores. From time to time, third parties have used names similar to ours, have applied to register trademarks similar to ours and, we believe, have infringed or misappropriated our intellectual property rights. We respond to these actions on a case-by-case basis. The outcomes of these actions have included both negotiated out-of-court settlements as well as litigation.

Risks Related to this Offering and the Ownership of Our Common Stock

Funds controlled by Willis Stein continue to exercise significant control over us and could delay or prevent a change in control.

As of January 31, 2014, funds controlled by Willis Stein directly owned approximately 31.7% of our outstanding common stock. In addition, pursuant to the Investor Rights Agreement among Willis Stein, Robert A. Mariano, Darren W. Karst and certain of our other existing stockholders (together, the “IRA Parties”), Willis Stein was the beneficial owner of approximately 37.2% of our common stock. However, such provisions of the Investor Rights Agreement will terminate on February 8, 2014. At that time, Willis Stein will no longer be the beneficial owner of the shares owned by the other IRA Parties. Upon completion of this offering, Willis Stein will be the beneficial owner of approximately 23.1% of our common stock (20.4% if the underwriters exercise their over-allotment option in full). As a result of this ownership and the Investor Rights Agreement, Willis Stein continues to have a substantial influence on our affairs and its voting power constitutes a large percentage of any quorum of our stockholders voting on any matter requiring the approval of our stockholders. Such matters include the election of directors, the adoption of amendments to our certificate of incorporation and bylaws and approval of mergers or sales of substantially all of our assets. This concentration of ownership may also have the effect of delaying or preventing a change in control of our company whether or not other stockholders believe that such transaction is in their own best interests, or discouraging others from making tender offers for our shares. In addition, three of our seven directors are representatives of Willis Stein. Willis Stein may have interests that differ from yours and the Willis Stein directors may vote in a way with which you disagree and which may be adverse to your interests.

Conflicts of interest may arise because some of our directors are representatives of Willis Stein.

Messrs. Larson, Stein and Willis, who are representatives of Willis Stein, serve on our Board of Directors. Willis Stein and entities controlled by them may hold equity interests in entities that directly or indirectly compete with us, and companies in which they currently invest may begin competing with us. As a result of these relationships, when conflicts between the interests of Willis Stein, on the one hand, and the interests of our other stockholders, on the other hand, arise, these directors may not be disinterested. Although our directors and officers have a duty of loyalty to us under Delaware law and our certificate of incorporation, transactions that we enter into in which a director or officer has a conflict of interest are generally permissible so long as (1) the material facts relating to the director’s or officer’s relationship or interest as to the transaction are disclosed to our Board of Directors and a majority of our disinterested directors, or a committee consisting solely of disinterested directors, approves the transaction, (2) the material facts relating to the director’s or officer’s relationship or interest as to the transaction are disclosed to our stockholders and a majority of our disinterested stockholders approves the transaction or (3) the transaction is otherwise fair to us. Under our amended and restated certificate of incorporation, representatives of Willis Stein are not required to offer to us any transaction opportunity of which they become aware and could take any such opportunity for themselves or offer it to other companies in which they have an investment, unless such opportunity is offered to them solely in their capacity as a director of ours. Our certificate of incorporation provides that the doctrine of “corporate opportunity” will not apply to Willis Stein, or any of our directors who are associates of, or affiliated with, Willis Stein, in a manner that would prohibit them from investing in competing businesses or doing business with our clients or guests. It is possible that the interests of Willis Stein and its affiliates may in some circumstances conflict with our interests and the interests of our other stockholders.

Market volatility may affect our stock price and the value of your investment.

The market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot predict or control, including:

•	announcements of new initiatives, commercial relationships, acquisitions or other events by us or our competitors;

•	failure of any of our initiatives to achieve commercial success;

•	fluctuations in stock market prices and trading volumes of securities of similar companies;

•	general market conditions and overall fluctuations in United States equity markets;

•	variations in our operating results, or the operating results of our competitors;

•	changes in our financial guidance to investors and analysts or our failure to achieve such expectations;

•	delays in, or our failure to provide, financial guidance;

•	changes in securities analysts’ estimates of our financial performance or our failure to achieve such estimates;

•	future changes in our dividend policy;

•	sales of large blocks of our common stock, including sales by Willis Stein or by our executive officers or directors;

•	additions or departures of any of our key personnel;

•	changes in accounting principles or methodologies;

•	changing legal or regulatory developments in the U.S. and other countries; and

•	discussion of us or our stock price by the financial press and in online investor communities.

In addition, the stock market in general has experienced substantial price and volume volatility that is often seemingly unrelated to the operating performance of particular companies. These broad market fluctuations may cause the trading price of our common stock to decline. In the past, securities class action litigation has often been brought against a company after a period of volatility in the market price of its common stock. We may become involved in this type of litigation in the future. Any securities litigation claims brought against us could result in substantial expenses and the diversion of our management’s attention from our business.

We do not expect to pay any cash dividends for the foreseeable future.

The continued expansion of the Mariano’s banner will require substantial funding. Accordingly, we do not anticipate that we will pay any cash dividends on shares of our common stock for the foreseeable future. On December 2, 2013, we announced that our Board of Directors suspended the quarterly dividend in order to reallocate capital to execute our Mariano’s growth plan. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our Board of Directors deems relevant. Because we are a holding company, our ability to pay cash dividends on our common stock is largely dependent upon the receipt of dividends or other distributions from our subsidiaries. In addition, we are currently limited in our ability to declare dividends or make distributions on account of our common stock (other than in the form of common stock) under the terms of the 2020 Notes and the Term Loan, and we expect that the New Term Loan and the New ABL Facility, if entered into, will contain similar limitations. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

As of January 31, 2014, there were 46,776,812 shares of our common stock outstanding. A large portion of our shares are held by a small number of persons and investment funds. Sales by these stockholders of a substantial number of shares could significantly reduce the market price of our common stock. Moreover, Willis Stein has rights, subject to some conditions, to require us to file registration statements covering the shares they currently hold, or to include these shares in registration statements that we may file for ourselves or other stockholders.

Except as described in the section titled “Underwriting,” we are not restricted from issuing common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive our common stock. The issuance of shares of our common stock or other issuances of convertible or other equity related securities, including preferred stock, options, and warrants, will dilute the ownership interest of our common stockholders.

An aggregate of 5,656,563 shares of our common stock has been registered and reserved for future issuance under the 2012 Incentive Compensation Plan. As of September 28, 2013 there were 3,689,615 remaining shares available for issuance. These shares can be freely sold in the public market upon issuance, subject to satisfaction of applicable vesting provisions. If a large number of these shares are sold in the public market, the sales could reduce the trading price of our common stock.

If securities or industry analysts do not publish research or continue to publish or publish inaccurate or unfavorable research about our business, the price and trading volume of our common stock could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us cease coverage or fail to publish reports on us regularly we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our common stock to decline. Moreover, if one or more of the analysts who cover us downgrades our common stock or publishes inaccurate or unfavorable research about our business, the price of our common stock would likely decline.

We will have broad discretion in how we use a significant portion of the proceeds of this offering and we may not use these proceeds effectively. This could affect our profitability and cause our stock price to decline.

Management and our Board of Directors will have considerable discretion in the application of a significant portion of our net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. We currently intend to use the net proceeds of this offering for general corporate purposes, which we expect to include funding working capital and operating expenses as well as capital expenditures to build out the stores acquired in the Chicago Stores Acquisition. We may use the net proceeds for corporate purposes that do not improve our profitability or increase our market value, which could cause our share price to decline.

Our future operating results may fluctuate significantly and our current operating results may not be a good indication of our future performance. Fluctuations in our quarterly financial results could affect our stock price in the future.

Our revenues and operating results have historically varied from period-to-period, and we expect that they will continue to do so as a result of a number of factors, many of which are outside of our control. If our quarterly financial results or our predictions of future financial results fail to meet the expectations of securities analysts and investors, our stock price could be negatively affected. Any volatility in our quarterly financial results may make it more difficult for us to raise capital in the future or pursue acquisitions that involve issuances of our stock. Our operating results for prior periods may not be effective predictors of our future performance.

Factors associated with our industry, the operation of our business and the markets for our products may cause our quarterly financial results to fluctuate, including:

•	our ability to compete effectively with other retailers;

•	our ability to maintain price competitiveness;

•	ongoing economic uncertainty;

•	the geographic concentration of our stores;

•	our ability to achieve sustained sales and profitable operating margins at new stores;

•	our ability to maintain or increase our operating margins;

•	our ability to implement our expansion into the Chicago market on a timely basis or at all;

•	ordering errors or product supply disruptions in the delivery of perishable products;

•	increases in commodity prices;

•	our ability to protect or maintain our intellectual property;

•	severe weather, and other natural disasters in areas in which we have stores or distribution facilities;

•	the failure of our information technology or administrative systems to perform as anticipated;

•	data security breaches and the release of confidential customer information;

•	our ability to offset increasing energy costs with more efficient usage;

•	negative effects to our reputation from real or perceived quality or health issues with our food products;

•	our ability to retain and attract senior management and key employees;

•	our ability to renegotiate expiring collective bargaining agreements and new collective bargaining agreements;

•	our ability to satisfy our ongoing capital needs and unanticipated cash requirements;

•	the availability of financing to pursue our expansion into the Chicago market on satisfactory terms or at all;

•	additional indebtedness incurred in the future;

•	our ability to retain and attract qualified store-and distribution-level employees;

•	rising costs of providing employee benefits, including increased pension contributions due to unfunded pension liabilities;

•	changes in law;

•	risks inherent in packaging and distributing pharmaceuticals and other healthcare products;

•	wartime activities, threats or acts of terror or a widespread regional, national or global health epidemic;

•	changes to financial accounting standards regarding store leases;

•	our high level of fixed lease obligations;

•	claims made against us resulting in litigation; and

•	further impairment of our goodwill.

Any one of the factors above or the cumulative effect of some of the factors referred to above may result in significant fluctuations in our quarterly financial and other operating results, including fluctuations in our key metrics. This variability and unpredictability could result in our failing to meet our internal operating plan or the expectations of securities analysts or investors for any period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our shares could fall substantially and we could face costly lawsuits, including securities class action suits. In addition, a significant percentage of our operating expenses are fixed in nature and based on forecasted revenue trends. Accordingly, in the event of revenue shortfalls, we are generally unable to mitigate the negative impact on margins in the short term.

Anti-takeover provisions in our charter documents and Delaware law might discourage or delay attempts to acquire us that you might consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors. These provisions include:

•	a classified board of directors so that not all members of our board of directors are elected at one time;

•

authorization of the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

•

prohibition on stockholder action by written consent unless such action is recommended by either unanimous written consent of the board of directors or by unanimous vote of directors at a board meeting with a quorum, which requires that all stockholder actions not so approved be taken at a meeting of our stockholders;

•	special meetings of our stockholders may only be called by a resolution adopted by a majority of our directors then in office or by the chairman;

•	express authorization for our board of directors to make, alter, or repeal our amended and restated bylaws; and

•	advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law (the “DGCL”) which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us. Although we believe these provisions collectively provide for an opportunity to obtain greater value for stockholders by requiring potential acquirers to negotiate with our board of directors, they would apply even if an offer rejected by our board were considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.

These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions which they may desire.

FORWARD-LOOKING STATEMENTS

This prospectus supplement contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus supplement are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “forecast,” “continue,” “plan,” “intend,” “believe,” “may,” “will,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected store openings, costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, growth or initiatives, strategies or the expected outcome or impact of pending or threatened litigation are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:

•	our ability to compete effectively with other retailers;

•	our ability to maintain price competitiveness;

•	ongoing economic uncertainty;

•	the geographic concentration of our stores;

•	our ability to maintain or increase our operating margins;

•	our ability to renegotiate expiring collective bargaining agreements and new collective bargaining agreements;

•	the impact of the Patient Protection and Affordable Care Act;

•	our ability to implement our expansion into the Chicago market;

•	the availability of financing to pursue our expansion into the Chicago market on satisfactory terms or at all;

•	our ability to successfully integrate the stores acquired in the Chicago Stores Acquisition;

•	increases in commodity prices;

•	failure to allocate our capital efficiently;

•	changes to financial accounting standards regarding store leases;

•	our ability to comply with Section 404 of the Sarbanes-Oxley Act;

•	costs incurred and time spent by management as a result of operating as a public company;

•	our lack of public company operating experience;

•	our ability to retain and attract qualified store-level and distribution-level employees;

•	our ability to retain and attract senior management and key employees;

•	rising costs of providing employee benefits, including increased pension contributions due to unfunded pension liabilities;

•	variability in self-insurance liability estimates;

•	claims made against us resulting in litigation;

•	changes in law;

•	negative effects to our reputation from real or perceived quality or health issues with our food products;

•	risks inherent in packaging and distributing pharmaceuticals and other healthcare products;

•	further impairment of our goodwill;

•	severe weather, and other natural disasters in areas in which we have stores or distribution facilities;

•	the failure of our information technology or administrative systems to perform as anticipated;

•	data security breaches and the release of confidential customer information;

•	our ability to offset increasing energy costs with more efficient usage;

•	our ability to protect or maintain our intellectual property; and

•	other factors discussed under “Risk Factors.”

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under the sections entitled “Risk Factors” in this prospectus supplement, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included or incorporated by reference in this prospectus supplement. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements as well as other cautionary statements that are made from time to time in our filings with the SEC and public communications. You should evaluate all forward-looking statements included or incorporated by reference in this prospectus supplement in the context of these risks and uncertainties.

We urge you to consider these factors and to review carefully the section captioned “Risk Factors” in this prospectus supplement for a more complete discussion of the risks associated with an investment in our common stock. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements. The forward-looking statements included in or incorporated by reference this prospectus supplement are made only as of their respective dates, and we undertake no obligation to update these statements to reflect subsequent events or circumstances.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained or incorporated by reference in this prospectus supplement concerning our industry and the markets in which we operate is based on information from independent industry and research organizations, such as the Food Marketing Institute, Willard Bishop and other third-party sources (including industry publications, surveys and forecasts), and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of such industry and markets, which we believe to be reasonable. Management has derived statewide market share data based on various sources, including the Metro Market Study. Although we believe the data from these third-party sources are reliable, we have not independently verified this information. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

In this prospectus supplement, we refer to our estimated weighted average market share in Wisconsin of 37%. We calculate this estimate by multiplying our market shares based on sales volumes, as reported in the Metro Market Study, in each of our reported Wisconsin markets (excluding Kenosha) by the respective number of our stores in each market and dividing that amount by our total stores in all such markets. We exclude the market of Kenosha (where we operate three stores) because the Metro Market Study aggregates Kenosha with Chicago market data. We use the number of our stores in each market, as opposed to our net sales, to calculate our estimated weighted average market share so that we can better compare our weighted average market share to that of other food retailers where store data is available but sales data may not be. Approximately half of our Wisconsin stores are in Milwaukee, where our market share is approximately 45%.

USE OF PROCEEDS

We estimate that the net proceeds to us from our issuance and sale of 2,948,113 shares of common stock in this offering will be approximately $23.1 million, based on the assumed public offering price of $8.48 per share (the last reported price of our common stock on January 31, 2014) and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We expect to use the net proceeds of this offering for general corporate purposes, which we expect to include funding working capital and operating expenses as well as capital expenditures to build out the stores acquired in the Chicago Stores Acquisition.

We will not receive any of the proceeds from the sale of shares by the selling stockholders, including the shares to be sold by the selling stockholders if the underwriters exercise their option to purchase additional shares.

PRICE RANGE OF COMMON STOCK

Our common stock is listed and traded publicly on the New York Stock Exchange and trades under the symbol “RNDY”. The following table presents quarterly information on the price range of our common stock. This information indicates the high and low market price per share of our common stock for each recent fiscal quarter reported by the New York Stock Exchange and the dividends declared on each share of common stock for the periods indicated. Our common stock began trading on the New York Stock Exchange on February 8, 2012.

	High	Low	Dividends
Fiscal year ended December 29, 2012:
First quarter	$11.38	$8.25	$—
Second quarter	12.50	9.55	0.23
Third quarter	10.78	6.00	0.23
Fourth quarter	6.60	3.69	0.12
Fiscal year ended December 28, 2013:
First quarter	$6.99	$4.14	$0.12
Second quarter	8.73	6.32	0.12
Third quarter	9.87	7.94	0.12
Fourth quarter	10.96	8.05	0.12
Fiscal year ended January 3, 2015:
First quarter (through January 31, 2014)	$10.50	$8.46	$—

On January 31, 2014, the last reported sale price of our common stock was $8.48 per share.

DIVIDEND POLICY

We historically declared quarterly dividends of approximately $0.12 per share on all outstanding shares of common stock. Because the Company is a holding company, its cash flow and ability to pay dividends are dependent upon the financial results and cash flows of its operating subsidiaries and the distribution or other payment of cash to it in the form of dividends or otherwise. Distributions from the Company’s subsidiaries are subject to applicable law and any restrictions contained in its subsidiaries’ current or future debt agreements.

In addition, we are currently limited in our ability to declare dividends or make distributions on account of our common stock (other than in the form of additional common stock) under the terms of the 2020 Notes and the Term Loan, and we expect that the New Term Loan will contain similar limitations. In particular, the indenture governing the 2020 Notes generally provides that Roundy’s Supermarkets can pay dividends and make other distributions to its parent companies in an amount not to exceed (1) 50% of Roundy’s Supermarket’s consolidated net income for the period beginning September 29, 2013 and ending as of the end of the last fiscal quarter before the proposed payment for which financial statements are available, plus (2) 100% of the aggregate amount of cash and the fair market value of any assets or property received by Roundy’s Supermarkets after December 20, 2013 from the issuance and sale of equity interests of Roundy’s Supermarkets (subject to certain exceptions), plus (3) 100% of the aggregate amount of cash and the fair market value of any assets or property contributed to the capital of Roundy’s Supermarkets after December 20, 2013, plus (4) 100% of the aggregate amount received in cash and the fair market value of assets or property received after December 20, 2013 from the sale of certain investments or the sale of certain subsidiaries, provided that certain conditions are satisfied, including that Roundy’s Supermarkets has a consolidated interest coverage ratio for the most recent four fiscal quarters for which financial statements are available of at least 2.0 to 1.0. The restrictions on dividends and other distributions contained in the indenture are subject to certain exceptions, including (1) dividends and other distributions in an aggregate amount not to exceed $10.0 million in any calendar year, with unused amounts being carried forward to future periods and (2) other dividends and distributions in an aggregate amount not to exceed $20.0 million in the aggregate. Under our Term Loan, Roundy’s Supermarkets is only permitted to declare cash dividends on account of its capital stock for the purpose of funding the issuer’s expected dividend payments in an amount that does not exceed the sum of (i) 70% of Roundy’s Supermarkets’ excess cash flow calculated on a quarterly basis and (ii) $25.0 million plus an amount equal to its retained portion of adjusted excess cash flow measured cumulatively, in each case, subject to pro forma compliance with the financial covenants contained in, and no default or event of default being continuing under, the Term Loan.

We paid cash dividends to holders of our equity securities in an aggregate amount of $150.0 million in fiscal 2010, including approximately $79.2 million on account of our common stock. We did not pay any dividends on account of our common stock during fiscal 2011. We paid dividends of $26.0 million on account of our common stock during fiscal 2012.

On December 2, 2013, we announced that our Board of Directors had suspended the quarterly dividend in order to reallocate capital to execute our Mariano’s growth plan. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our Board of Directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our consolidated capitalization as of September 28, 2013 on:

•	an actual basis;

•	an as adjusted basis to give effect to the 2013 Notes Offering and Chicago Stores Acquisition; and

•

a further adjusted basis to give effect to our issuance and sale of 2,948,113 shares of common stock in this offering at an assumed public offering price of $8.48 per share (the last reported price of our common stock as of January 31, 2014), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds therefrom as set forth under “Use of Proceeds.”

You should read this table in conjunction with the information set forth under “Use of Proceeds,” and “Summary Historical Consolidated Financial Data,” in this prospectus supplement, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, our consolidated financial statements and the related notes included elsewhere or incorporated by reference in this prospectus supplement and in our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q incorporated by reference into this prospectus supplement and accompanying prospectus. The following table does not give effect to the Proposed Refinancing Transaction.

	As of September 28, 2013
	Actual	As Adjusted For
		2013 Notes Offering and Chicago Stores Acquisition	The Offering
	(in thousands)
Cash and cash equivalents(1)(6)	$77,554	$70,097		$93,172

Long-term debt (including current maturities):
Credit Facility:
Revolving Facility(2)	$—	$—	$
Term Loan(3)	666,563	518,563		518,563
2020 Notes(4)	—	200,000		200,000
Capital lease obligations	29,373	37,139		37,139
Other debt	1,307	1,307		1,307

Total long-term debt(6)	697,243	757,009		757,009
Total shareholders’ equity:
Common stock, $0.01 par value per share, 150,000,000 shares authorized; 46,790,661 shares issued and outstanding, actual; and 49,738,774 shares issued and outstanding, as further adjusted for this offering	$468	$468		$497
Preferred stock, $0.01 par value per share; 5,000,000 shares authorized, no shares issued and outstanding, actual and as adjusted	—	—		—
Additional paid-in-capital	116,083	116,083		139,129
Retained earnings(5)	134,449	129,981		129,981
Accumulated other comprehensive loss	(44,757)	(44,757)		(44,757)

Total shareholders’ equity(6)	206,293	201,775		224,850

Total capitalization	$903,536	$958,784		$981,859

(1)	Our cash and cash equivalents as adjusted for the 2013 Notes Offering and Chicago Stores Acquisition basis reflects the use of the proceeds from the 2013 Notes Offering (1) to fund the Chicago Stores Acquisition (including to fund the initial net inventory investment of approximately $10 million for the acquired stores), (2) to prepay approximately $148.0 million in principal amount of the Term Loan and (3) to pay expenses associated with the Chicago Stores Acquisition and the 2013 Notes Offering. Our cash and cash equivalents as adjusted for this offering also reflects the $23.0 million of estimated net proceeds from this offering.
(2)	As of September 28, 2013, we had outstanding letters of credit of approximately $27.5 million and borrowing availability of $97.5 million under our Revolving Facility. We intend, subject to market conditions, to replace our Revolving Facility with the New ABL Facility.
(3)	Represents stated principal amount and does not reflect the actual or adjusted unamortized debt discount of $7.7 million and $6.1 million, respectively, as of September 28, 2013. We intend, subject to market conditions, to refinance our Term Loan with the proceeds from the New Term Loan.
(4)	Represents stated principal amount and does not reflect the original issue discount of approximately $6.0 million at issuance.
(5)	The 2013 Notes Offering resulted in transaction expenses of approximately $8.7 million associated with legal, accounting and initial purchaser fees and expenses, redemption premiums and the write-off of a portion of the deferred financing fees and original issue discount on the portion of the Term Loan being repaid. Of these expenses, $4.6 million was capitalized as deferred financing costs related to the 2013 Notes Offering and $4.1 million was expensed. In addition, we also expensed approximately $0.4 million in costs related to the Chicago Stores Acquisition such as legal and accounting fees.
(6)	This table does not give effect to the Proposed Refinancing Transaction. The Proposed Refinancing Transaction, if it occurs, is expected to result in the write-off of deferred financing costs and original issue discount, which would decrease shareholders’ equity. In addition, the consummation of the Proposed Refinancing Transaction would result in increased indebtedness of approximately $24.1 million and increased cash and cash equivalents of approximately $27.0 million.

PRINCIPAL AND SELLING STOCKHOLDERS

Beneficial Ownership

The following table sets forth information regarding the beneficial ownership of our common stock as of January 31, 2014 and the anticipated beneficial ownership percentages immediately following this offering, by:

•	each person or group who is known by us to own beneficially more than 5% of our outstanding shares of common stock;

•	each of our NEOs;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof, or has the right to acquire such powers within 60 days. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is c/o Roundy’s Supermarkets, Inc., 875 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

The selling stockholders have granted the underwriters an option to purchase up to an aggregate of 1,326,650 additional shares of our common stock to cover over-allotments, if any, and the table below assumes no exercise of that option.

	Shares Beneficially Owned Prior to This Offering		Shares Being Sold in this Offering	Shares Beneficially Owned After This Offering
	Number	Percent	Number	Number	Percent
5% Stockholders:
Funds managed by affiliates of Willis Stein(1)(2)	17,384,915	37.2%	5,896,226	11,488,689	23.1%
Named Executive Officers and Directors:
Robert A. Mariano(2)(3)(9)	1,228,166	2.6%	—	1,228,166	2.5%
Darren W. Karst(2)(4)(9)	595,243	1.3%	—	594,243	1.2%
Donald S. Rosanova(2)(9)	236,103	*	—	236,103	*
Donald G. Fitzgerald(2)(9)	87,824	*	—	87,824	*
John W. Boyle(2)(9)	180,145	*	—	180,145	*
Ralph W. Drayer(2)	53,157	*	—	53,157	*
Christopher F. Larson(5)(6)	17,405,156	37.2%	5,896,226	11,508,930	23.1%
Avy H. Stein(5)(7)	17,405,156	37.2%	5,896,226	11,508,930	23.1%
John R. Willis(5)(8)	17,405,156	37.2%	5,896,226	11,508,930	23.1%
All executive officers and directors as a group (17 persons)	17,646,279	37.7%	5,896,226	11,750,053	23.6%

*	Indicates less than 1%.
(1)

Affiliates of Willis Stein directly manage 14,812,533 shares consisting of 13,857,853 shares held directly by Willis Stein & Partners III Sub, L.P. (“Fund III”), 417,255 shares held directly by Willis Stein & Partners Dutch III-A Sub, L.P. (“Dutch III-A”), 417,255 shares held directly by Willis Stein & Partners Dutch III-B Sub, L.P. (“Dutch III-B”), and 120,170 shares held directly by Willis Stein & Partners III-C Sub, L.P. (“Fund III-C” and, together with Fund III, Dutch III A, Dutch III-B, the “Willis Stein Funds”). Willis

Stein & Partners Management III, L.P. (the “Fund III General Partner”) is the sole general partner of each of Fund III, Dutch III-A, Dutch III-B and Fund III-C, and Willis Stein & Partners Management III, LLC (“Management III”), is the sole general partner of the Fund III General Partner. John R. Willis and Avy H. Stein (collectively, the “Managing Partners”) are the Managing Partners of Management III. Neither of the Managing Partners, acting alone, has voting or dispositive authority over any shares. Each of the Willis Stein Funds, the Fund III General Partner, Management III and the Managing Partners expressly disclaim beneficial ownership of any securities in which they do not have a pecuniary interest. The address of each of the Willis Stein Funds, the Fund III General Partner, Management III and the Managing Partners is 1101 Skokie Boulevard, Suite 260, Northbrook, Illinois 60062.

(2)	The Willis Stein Funds, Robert A. Mariano, Darren W. Karst, Donald S. Rosanova, John W. Boyle, Donald G. Fitzgerald, Ralph W. Drayer and certain of our other stockholders have entered into an Investor Rights Agreement (as defined within “—Material Relationships with Selling Shareholders—Investor Rights Agreement”) pursuant to which such stockholders have agreed to vote for, consent to and not object or otherwise impede consummation of any “Sale of the Company” (as defined in the Investor Rights Agreement) that is approved by the Fund III, until February 7, 2014. As a result, Fund III, Fund III General Partner, Management III and each of John R. Willis and Avy H. Stein may be deemed to have shared dispositive power over the 2,572,382 shares beneficially owned by the other stockholders party to the Investor Rights Agreement in addition to the 13,857,853 shares directly owned by Fund III.
(3)	Represents 316,765 shares held directly by Robert A. Mariano, in his individual capacity, 801,679 shares held directly by the Robert A. Mariano Living Trust and 109,722 shares held directly by the Nina Gianni Mariano Living Trust. Mr. Mariano is the trustee of the Robert A. Mariano Living Trust and has sole voting and investment power with respect to the shares held by the Robert A. Mariano Living Trust. Nina Gianni Mariano is the trustee of the Nina Gianni Mariano Living Trust and has sole voting and investment power with respect to the shares held by the Nina Gianni Mariano Living Trust.
(4)	Represents 537,521 shares held directly by Darren W. Karst, in his individual capacity, and 56,722 shares held directly by the Darren W. Karst 2010 Grantor Retained Annuity Trust (the “Karst Trust”). Mr. Karst is the trustee of the Karst Trust and has sole voting and investment power with respect to the shares held by the Karst Trust.
(5)	Messrs. Stein and Willis are Managing Partners and Mr. Larson is an employee of Willis Stein, an affiliate of the Willis Stein Funds. Messrs. Stein and Willis may be deemed to share voting and dispositive power with respect to the shares owned by the Willis Stein Funds and, as a result, may be deemed to be beneficial owners of such shares. Each of Messrs. Larson, Stein and Willis expressly disclaim beneficial ownership of any securities in which they do not have a pecuniary interest. The business address for each of Messrs. Stein and Willis is 1101 Skokie Boulevard, Suite 260, Northbrook, Illinois 60062.
(6)	Represents 17,384,915 shares beneficially owned by the Willis Stein Funds and 20,241 shared held directly by Christopher F. Larson.
(7)	Represents 17,384,915 shares beneficially owned by the Willis Stein Funds and 20,241 shared held directly by Avy H. Stein.
(8)	Represents 17,384,915 shares beneficially owned by the Willis Stein Funds and 20,241 shared held directly by John R. Willis.
(9)	On April 23, 2013, pursuant to the 2012 Incentive Compensation Plan, each of the executive officers was issued shares of performance stock that may vest in 2016 upon achievement of certain criteria relating to the performance of the Company’s stock. Because some or all of the shares of performance stock may never vest, the shares are not included in the number of shares beneficially owned by the executive officer.

Material Relationships with Selling Stockholders

Investor Rights Agreement

We entered into an Investor Rights Agreement with certain of our stockholders pursuant to which we have agreed to extend to such stockholders registration rights, information rights and certain other rights. The parties to the Investor Rights Agreement include: Willis Stein & Partners III Sub, L.P., Willis Stein & Partners III-C Sub, L.P., Willis Stein & Partners Dutch III-A Sub, L.P., Willis Stein & Partners Dutch III-B Sub, L.P., and Roundy’s Acquisition LLC (collectively, the “WS Stockholders”), Robert A. Mariano, Darren W. Karst, Donald S. Rosanova, John W. Boyle, Donald G. Fitzgerald, Ralph W. Drayer and certain of our other stockholders.

Approved Sale. If the majority WS Stockholder approves (1) any merger, combination, or consolidation of us with any independent third party or (2) the sale, lease or exchange of all or substantially all of our assets to an independent third party, each other stockholder party to the Investor Rights Agreement will vote for, consent to and will not object or otherwise impede consummation of the approved sale. Any rights and obligations of stockholders under the Investor Rights Agreement related to approved sales will terminate on February 8, 2014.

Demand Rights. At any time the majority of the WS Stockholders may require that we register their shares under the Securities Act of 1933, as amended (the “Securities Act”). Upon the request for a demand registration, we must notify other stockholders party to the Investor Rights Agreement of the request and give them the opportunity to request that their shares be included in the registration, as described under “Piggyback Rights” below.

We call the right to require us to register shares a “demand registration right” and the resulting registration a “demand registration”. At any time, the WS Stockholders holding at least a majority of the WS Registrable Securities (as defined in the Investor Rights Agreement) may request an unlimited number of long-form registrations on Form S-1 and an unlimited number of short-form registrations on Form S-3. Demand registrations will be short-form registrations whenever we are permitted to use Form S-3. This offering is being conducted in part as a result of an exercise of demand registration rights.

Piggyback Rights. The stockholders party to the Investor Rights Agreement can request to participate in registrations of any of our securities for sale by us or by a third-party other than in an initial public offering, in a demand registration or in a registration on a Form S-4 or Form S-8 or similar or successor forms. We call this right a “piggyback right” and the resulting registration a “piggyback registration.”

Conditions and Limitations; Expense. The registration rights outlined above are subject to conditions and limitations, including (1) the right of the underwriters to limit the number of shares to be included in a registration statement, (2) with respect to demand registrations, the right of the initiating stockholders to withdraw the registration statement and (3) with respect to a piggyback registration, our right to withdraw the registration statement under specified circumstances.

With respect to both demand registrations and piggyback registrations, if the offering is an underwritten offering, the stockholder’s right to include its shares in such registration will be conditioned upon such stockholder’s participation in the underwritten offering and entering into an underwriting agreement with the underwriters.

We are not required to effect a demand registration within six months after the effective date of a previous demand registration. We may also postpone for up to six months the filing or the effectiveness of a registration statement for a demand registration if our board of directors determines that such demand registration would reasonably be expected to have an adverse effect on any proposal or plan by the Company to engage in any acquisition of assets or any merger, consolidation, tender offer or similar transaction. The underwriters in any demand registration will be selected by the holders of a majority of the shares with demand rights that are included in the registration and must be reasonably acceptable to us.

Other than underwriting discounts and commissions, we will pay all registration expenses in connection with a registration, including the expense of a single special counsel to the holders for each registration. In connection with each demand registration and each piggyback registration, we will also reimburse the stockholders for the reasonable fees of each additional counsel retained by the stockholders for the purpose of rendering any legal opinion required by us or underwriters.

Indemnification. We have agreed to indemnify each stockholder party to the Investor Rights Agreement, and their partners, members, managers, officers, directors, stockholders, employees and agents, and any underwriter for such holder, against any losses arising out of (1) any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto, or (2) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except in so far as the same are caused by or contained in any information furnished in writing to us by or on behalf of such stockholder or by such stockholder’s failure to deliver a copy of the registration statement thereto. Each stockholder has in turn agreed to indemnify us against any losses arising out of any untrue statement or alleged untrue statement of a material fact contained in written information furnished by such holders specifically for use in connection with such registration, or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws. To understand them fully, you should read our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed with the SEC as exhibits to the registration statement of which this prospectus supplement is a part. See “Where You Can Find More Information.”

Authorized Capitalization

Our amended and restated certificate of incorporation provides that our authorized capital stock consists of 150,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of undesignated preferred stock, par value $0.01 per share. Upon completion of this offering, we will have 49,724,925 shares of common stock outstanding and no shares of preferred stock outstanding. As of September 28, 2013, there were 75 holders of record of our common stock.

Common Stock

Voting Rights

Each share of our common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Our common stock votes as a single class on all matters relating to the election and removal of directors on our board of directors and as provided by law. Holders of our common stock do not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of common stock.

Dividend Rights

Subject to preferences that may be applicable to any then-outstanding preferred stock, the holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. Because we are a holding company, our ability to pay dividends on our common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness. For additional information, see “Dividend Policy.”

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities. If we have any preferred stock outstanding at such time, holders of our preferred stock may be entitled to distribution and liquidation preferences. In either such case, we will be required to pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other Rights

Our stockholders have no preemptive, conversion or other rights to subscribe for additional shares. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol “RNDY.”

Undesignated Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors to provide for the issuance of up to 5,000,000 shares of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference, and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any preferred stock.

Registration Rights

For a description of the registration rights of certain of our stockholders, see “Principal and Selling Stockholders—Material Relationships with Selling Stockholders—Investor Rights Agreement.”

Antitakeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws also contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our company.

Classified Board of Directors

Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes, with each class serving three-year staggered terms. In addition, our amended and restated certificate of incorporation provides that directors may only be removed from the board of directors for cause and by an affirmative vote of 66 2/3% of the voting power of all our outstanding shares of capital stock entitled to vote generally in the election of directors. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our company.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our amended and restated certificate of incorporation provides that, except as otherwise required by law, special meetings of stockholders may be called only by the chairman of the board of directors or pursuant to a resolution adopted by a majority of the total number of directors then in office. In addition, our amended and restated bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual or special meeting of our stockholders, including proposed nominations of persons for election to our board of directors. Stockholders at an annual or special meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our secretary timely written notice, in proper form, of such stockholder’s intention to bring that business before the meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation provides that any action required or permitted to be taken by our stockholders may be effected at a duly called annual or special meeting of our stockholders and may not be effected by consent in writing by such stockholders, unless such action is recommended by either unanimous written consent of the board of directors or by a unanimous vote of directors at a board meeting with a quorum.

Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•

before the stockholder became interested, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•

at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Section 203 defines a “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person that beneficially owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Requirements for Amendments to our Amended and Restated By-laws

Our amended and restated certificate of incorporation provides, among other things, that our amended and restated bylaws may be adopted, amended, altered or repealed by (i) the vote of a majority of directors then in office or (ii) the vote of 66 2/3% of holders of all of our outstanding capital stock entitled to vote generally in the election of directors.

Our amended and restated certificate of incorporation also provides that the provisions of our amended and restated certificate of incorporation relating to our classified board of directors, requirements for advance notice and stockholder action by written consent described above under the heading “—Antitakeover Effects of Delaware Law—Classified Board of Directors” may only be amended, altered, changed or repealed by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of our outstanding shares of capital stock entitled to vote generally in the election of directors.

Corporate Opportunities

Our amended and restated certificate of incorporation renounces any interest or expectancy of us in business opportunities that are offered to our officers, directors or stockholders who are not our or our subsidiaries’ employees to the fullest extent permitted by the DGCL.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company LLC.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS TO NON-U.S. HOLDERS

The following is a summary of material U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our common stock to a non-U.S. holder that purchases shares of our common stock in this offering. This summary applies only to a non-U.S. holder that holds our common stock as a capital asset, within the meaning of Section 1221 of the Code. For purposes of this summary, a “non-U.S. holder” means any beneficial owner of our common stock other than:

•	an individual citizen or resident of the United States, as defined for U.S. federal income tax purposes;

•

a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in place to be treated as a U.S. person for U.S. federal income tax purposes.

In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner in a partnership holding our common stock, then you should consult your own tax advisor.

This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law, possibly with retroactive application, will not alter significantly the tax considerations that we describe in this summary. We have not sought and do not plan to seek any ruling from the U.S. Internal Revenue Service, which we refer to as the IRS, with respect to statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with our statements or conclusions.

This summary does not address all aspects of U.S. federal income taxes that may be relevant to non-U.S. holders in light of their personal circumstances, and does not deal with federal taxes other than the U.S. federal income and estate tax, nor does this summary deal with non-U.S., state or local tax considerations. Special rules, not discussed here, may apply to certain non-U.S. holders, including:

•	former citizens or residents of the U.S.;

•	entities subject to U.S. anti-inversion rules;

•	traders, brokers or dealers in securities or currencies;

•	traders that elect to mark-to-market their securities;

•	persons who hold our common stock as a position in a “straddle,” “conversion transaction” or other risk reduction transaction;

•	controlled foreign corporations, passive foreign investment companies, or corporations that accumulate earnings to avoid U.S. federal income tax;

•	tax-exempt organizations;

•	individual retirement and other tax-deferred accounts;

•	a person who acquired shares of our common stock as compensation or otherwise in connection with the performance of services;

•	a person who has acquired shares of our common stock as part of a straddle, hedge, conversion transaction or other integrated investment;

•	banks, insurance companies, or other financial institutions; and

•	partnerships or other pass-through entities for U.S. federal income tax purposes or investors in such entities.

Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

If you are considering the purchase of our common stock, you should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income tax law or under the laws of any other taxing jurisdiction.

Distributions

As discussed under the section entitled “Dividend Policy” above, we do not currently anticipate paying dividends. In the event that we do make a distribution of cash or property (other than certain stock distributions) with respect to our common stock (or certain redemptions that are treated as distributions with respect to common stock), any such distributions will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to the discussion below on backup withholding and FATCA withholding, dividends paid to you generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by you within the U.S. and, where a tax treaty applies, are generally attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements, including delivery of a properly executed IRS Form W-8ECI, must be satisfied for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If the amount of a distribution paid on our common stock exceeds our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share, and thereafter as capital gain from a sale or other disposition of such share of common stock that is taxed to you as described below under the heading “Gain on Disposition of Common Stock.” Your adjusted tax basis in a share is generally the purchase price of such share, reduced by the amount of any such tax-free returns of capital.

If you wish to claim the benefit of an applicable treaty rate to avoid or reduce withholding of U.S. federal income tax for dividends, then you must (a) provide the withholding agent with a properly completed IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and are eligible for treaty benefits, or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that act as intermediaries (including partnerships).

If you are eligible for a reduced rate of U.S. federal income tax pursuant to an income tax treaty, then you may obtain a refund or credit of any excess amounts withheld by filing timely an appropriate claim with the IRS.

Gain on Disposition of Common Stock

Subject to the discussion below on backup withholding and FATCA withholding, you generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our common stock, unless:

•	the gain is effectively connected with a trade or business you conduct in the U.S., and, where a tax treaty applies, is attributable to a U.S. permanent establishment;

•

if you are an individual, you are present in the U.S. for 183 days or more in the taxable year of the sale or other taxable disposition, and you have a “tax home” (as defined in the Code) in the U.S.; or

•	we are or have been during a specified testing period a “U.S. real property holding corporation” for U.S. federal income tax purposes, and certain other conditions are met.

In the case of a non-U.S. holder described in the first bullet point above, any gain generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code (unless an applicable income tax treaty provides otherwise), and a non-U.S. holder that is a foreign corporation may also be subject to the branch profits tax at a rate of 30% on its effectively connected earnings and profits (subject to adjustments), unless an applicable income tax treaty provides otherwise. Except as otherwise provided by an applicable income tax treaty, an individual non-U.S. holder described in the second bullet point above will be subject to a flat 30% tax on any gain derived from the disposition, which may be offset by certain U.S. source capital losses.

Generally, we will be a “U.S. real property holding corporation” if the fair market value of our U.S. real property interests equals or exceeds 50% of the sum of the fair market values of our worldwide real property interests and other assets used or held for use in a trade or business, all as determined under applicable U.S. Treasury regulations. We believe that we have not been and are not, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes. However, even if we are or become a U.S. real property holding corporation, so long as our common stock is regularly traded on an established securities market, a non-U.S. holder will be subject to U.S. federal income tax on any gain in respect of our common stock only if such non-U.S. holder actually or constructively owned more than 5% of our outstanding common stock at any time during the applicable period. If we are or become a U.S. real property holding corporation and you actually or constructively owned more than 5% of our common stock at any time during the specified testing period, you will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. You should consult your own tax advisor about the consequences that could result if we are, or become, a U.S. real property holding corporation.

Information Reporting and Backup Withholding

We must report annually to the IRS and to you the amount of dividends paid to you and the amount of tax, if any, withheld with respect to such dividends. The IRS may make this information available to the tax authorities in the country in which you are resident.

In addition, you may be subject to information reporting requirements and backup withholding (currently at a rate of 28%) with respect to dividends paid on, and the proceeds of disposition of, shares of our common stock, unless, generally, you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding with respect to payments of the proceeds from the disposition of shares of our common stock are as follows:

•

If the proceeds are paid to or through the U.S. office of a broker, the proceeds generally will be subject to backup withholding and information reporting, unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections (a “U.S.-related person”), information reporting and backup withholding generally will not apply.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S.-related person, the proceeds generally will be subject to information reporting (but not to backup withholding), unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the IRS.

Legislation Affecting Taxation of Common Stock Held By or Through Foreign Entities

Legislation enacted in 2010, known as the Foreign Account Tax Compliance Act, or FATCA, generally imposes a withholding tax of 30% on dividend income from our common stock and on the gross proceeds of a sale or other disposition of our common stock, if the payments are made to certain foreign entities, unless certain diligence, reporting, withholding and certification obligations and requirements are met. Recently finalized U.S. Treasury regulations delay the implementation of withholding under FATCA with respect to dividends until after June 30, 2014, and with respect to payments of gross proceeds until after December 31, 2016.

The withholding under FATCA described above generally applies to payments of dividends or gross proceeds made to (i) a “foreign financial institution” (as a beneficial owner or an intermediary), unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) and (ii) a foreign entity acting as a beneficial owner or an intermediary that is not a “foreign financial institution,” unless such entity makes a certification identifying its substantial U.S. owners (as defined for this purpose) or makes a certification that such foreign entity does not have any substantial U.S. owners. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under certain circumstances, a non-U.S. holder of our common stock might be eligible for refunds or credits of such withholding taxes, and a non-U.S. holder might be required to file a U.S. federal income tax return to claim such refunds or credits.

Non-U.S. holders should consult their own tax advisors regarding the implications of this legislation on their investment in our common stock.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of his or her death will be included in the individual’s gross estate for U.S. federal estate tax purposes and therefore may be subject to U.S. federal estate tax unless an applicable treaty provides otherwise.

THE SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated February     , 2014, we and the selling stockholders have agreed to sell to the underwriters named below for whom Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC are acting as representatives and joint bookrunning managers, the following respective numbers of shares of common stock. Merrill Lynch, Pierce, Fenner & Smith Incorporated and BMO Capital Markets Corp. are also acting as joint bookrunning managers.

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
BMO Capital Markets Corp.
Robert W. Baird & Co. Incorporated

Total	8,844,339

The underwriting agreement provides that the underwriters are obligated to purchase, severally and not jointly, all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to an aggregate of 1,326,650 additional outstanding shares from the selling stockholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $         per share. The underwriters and selling group members may allow a discount of $          per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting discounts and commissions paid by the selling stockholders	$	$	$	$
Expenses payable by the selling stockholders	$	$	$	$

The representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC, for a period of 75 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC waive, in writing, such an extension.

The selling stockholders, our executive officers, and our directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC, for a period of 75 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC waive, in writing, such an extension. Notwithstanding the foregoing, the restrictions set forth above shall not apply to (1) the disposition of common stock to us, or the withholding of common stock by us, in a transaction exempt from Section 16(b) of the Exchange Act solely in connection with the payment of taxes due with respect to the vesting of restricted stock or restricted stock units, insofar as such restricted stock or restricted stock units is or are outstanding as of the date of the underwriting agreement, provided that no filing or any public announcement under the Exchange Act or otherwise shall be required or shall be voluntarily made in connection with such disposition, (2) the common stock (if any) to be sold by selling stockholders to the underwriters pursuant to the underwriting agreement, (3) any transfer of common stock by the stockholder pursuant to a bona fide third party tender offer, provided that such offer is made to all holders of the common stock and is for all of the common stock and, in the event that such transaction is not completed, the common stock shall remain subject to the restrictions contained in the “lock-up” agreement and title to such common stock shall remain with the stockholder or (4) common stock acquired in open market transactions after completion of this offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with the transfer or disposition of such common stock (other than a filing on a Form 5 made after the expiration of the “lock-up” period). Additionally, such stockholders may enter into a written trading plan established pursuant to Rule 10b5-1 of the Exchange Act during the “lock-up” period, provided that such plan may not be operational until 45 days after the date of this prospectus.

We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Our common stock is listed on the New York Stock Exchange under the symbol “RNDY.”

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company, for which they received or will receive customary fees and expenses. In particular, J.P. Morgan Securities LLC and Credit Suisse (USA) LLC acted as initial purchasers in our offering of the 2020 Notes. Credit Suisse Securities (USA)

LLC also acted as our financial advisor in connection with the Chicago Stores Acquisition, for which it received customary compensation. Credit Suisse Securities (USA) LLC’s banking affiliate, Credit Suisse AG, is a lender and administrative agent and J.P. Morgan Securities LLC’s banking affiliate, JPMorgan Chase Bank, N.A., and certain of the other underwriters are lenders syndication or documentation agents under our existing Credit Facility, and have received and will in the future receive customary fees for performing those services. Credit Suisse AG will act as administrative agent for the New Term Loan. JPMorgan Chase Bank, N.A. will act as administrative agent for the New ABL Facility. Additionally, certain of the underwriters will act as lead arrangers for, and may participate as lenders in, the New Term Loan and the New ABL Facility.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Certain European Investors

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a ‘‘Relevant Member State’’), from and including the date on which the European Union Prospectus Directive (the ‘‘EU Prospectus Directive’’) was implemented in that Relevant Member State (the ‘‘Relevant Implementation Date’’) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•

in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an ‘‘offer of securities to the public’’ in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP (a partnership that includes professional corporations), Chicago, Illinois. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York. Some of the partners of Kirkland & Ellis LLP are partners in partnerships that are investors in one or more of the investment funds affiliated with Willis Stein that have invested in the issuer of common stock in this offering.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 29, 2012, as set forth in their report which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the common stock offered by this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus, which is a part of the registration statement, do not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered by this prospectus supplement and the accompanying prospectus, please see the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus supplement and the accompanying prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits filed with the registration statement may be inspected without charge at the Public Reference Room maintained by the SEC, located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is http://www.sec.gov.

We are subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance therewith, we file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information are available for inspection and copying at the Public Reference Room and website of the SEC referred to above. We maintain a website at http://www.roundys.com. You may access our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed pursuant to Sections 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Our website and the information contained on that site, or connected to that site, are not incorporated into and are not a part of this prospectus supplement and the accompanying prospectus, and you should not consider the contents of our website in making an investment decision with respect to our common stock. You may also obtain a copy of these filings at no cost by writing or telephoning us at the office of our Corporate Secretary, c/o Roundy’s, Inc., 875 East Wisconsin Avenue, Milwaukee, Wisconsin 53202, (414) 231-5000.

PROSPECTUS

27,591,999 Shares

ROUNDY’S, INC.

Common Stock

We may offer, from time to time, up to 11,000,000 shares of our common stock, and selling stockholders may offer, from time to time, up to an additional 16,591,999 shares of our common stock. Unless otherwise provided in the applicable prospectus supplement, we intend to use net proceeds from the sale of shares of common stock by us for working capital and general corporate purposes. We will not receive any proceeds from the sale of shares of common stock offered by any selling stockholders. We will bear a portion of the expenses of the offering of common stock, except that selling stockholders will pay any applicable underwriting fees, discounts or commissions and certain transfer taxes with respect to their shares of common stock.

Our registration of the shares of common stock covered by this prospectus does not mean that we or any selling stockholders will offer or sell any of the shares. We and/or selling stockholders may sell the shares of common stock covered by this prospectus in a number of different ways and at varying prices. We provide more information about how we and/or selling stockholders may sell our respective shares in the section entitled “Plan of Distribution” beginning on page 6.

Our common stock is traded on the New York Stock Exchange under the symbol “RNDY.” On January 8, 2014, the last reported sale price of our common stock on the New York Stock Exchange was $9.66 per share.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 2 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 22, 2014

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the “SEC,” using a “shelf” registration process. Specific information about the terms of an offering will be included in a prospectus or a prospectus supplement relating to each offering of shares. The prospectus supplement may also add, update or change information included in this prospectus. You should read both this prospectus and any applicable prospectus supplement, together with additional information described below under the caption “Where You Can Find More Information” and “Incorporation by Reference of Certain Documents.” You should also carefully consider, among other things, the matters discussed in the section entitled “Risk Factors.”

We are responsible for the information contained and incorporated by reference in this prospectus, any applicable prospectus supplements and any related free writing prospectus we prepare or authorize. Neither we, any selling stockholders nor any underwriter has authorized anyone to provide information different from that contained in this prospectus and the documents incorporated by reference herein.

The information contained in this prospectus, in any prospectus supplement or in any document incorporated by reference is accurate only as of its date, regardless of the time of delivery of this prospectus or any sale of common stock.

This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which or jurisdiction in which the offer or solicitation is unlawful.

Unless the context otherwise indicates, the terms “Roundy’s,” “Company,” “we,” “us,” and “our” as used in this prospectus refer to Roundy’s, Inc. and its subsidiaries. Unless the context otherwise indicates, the phrase “this prospectus” refers to this prospectus and any applicable prospectus supplement(s).

i

OUR COMPANY

We are a leading Midwest supermarket chain with a 141-year operating history. We were founded in 1872 as a privately owned food wholesaling company. In 1952, we were sold to certain of our customers and until 2002 operated under the Roundy’s corporate name as a retailer-owned cooperative, with food wholesaling operations largely focused in Wisconsin. We opened our first Pick ’n Save store in 1975 and built a base of company-owned and operated retail stores throughout the 1980s and 1990s.

In June 2002, we were acquired by an investor group led by investment funds affiliated with Willis Stein and Partners, LLC (“Willis Stein”) and our management team. At that time, we derived more than 50% of our sales from food wholesaling operations and the remainder from our company-operated retail stores. Following the acquisition, we accelerated our strategy of expanding our retail store base through selective acquisitions and organic growth, while divesting our wholesale operations. The substantial elimination of the wholesale business has helped to optimize our distribution network to better support our retail stores. As of September 28, 2013, we operated 161 grocery stores in Wisconsin, Minnesota and Illinois under the Pick ’n Save, Rainbow, Copps, Metro Market and Mariano’s retail banners, which are served by our three strategically located distribution centers and our food processing and preparation commissary. As of September 28, 2013, these stores included 93 Pick ’n Save stores, 29 Rainbow stores, 25 Copps stores, 3 Metro Market stores and 11 Mariano’s stores.

Our corporate headquarters are located at 875 East Wisconsin Avenue, Milwaukee, Wisconsin 53202. Our telephone number is (414) 231-5000. Our website address is www.roundys.com. The information on our website is not deemed, and you should not consider such information, to be part of this prospectus.

RISK FACTORS

Our business is subject to uncertainties and risks. You should carefully consider and evaluate all of the information included and incorporated by reference in this prospectus, including the risk factors incorporated by reference from our most recent annual report on Form 10-K, as updated by our quarterly reports on Form 10-Q and other filings we make with the SEC. If any of the risks and uncertainties described in this prospectus, any applicable prospectus supplement or the documents incorporated by reference herein or therein actually occur, our business, financial condition, liquidity and results of operations could be adversely affected in a material way. This could cause the trading price of our common stock to decline, perhaps significantly, and you may lose part or all of your investment.

FORWARD-LOOKING STATEMENTS

This prospectus, any applicable prospectus supplement and the documents incorporated by reference herein or therein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are based on current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “forecast,” “continue,” “plan,” “intend,” “believe,” “may,” “will,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected store openings, costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, growth or initiatives, strategies or the expected outcome or impact of pending or threatened litigation are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:

•	our ability to compete effectively with other retailers;

•	our ability to maintain price competitiveness;

•	ongoing economic uncertainty;

•	the geographic concentration of our stores;

•	our ability to achieve sustained sales and profitable operating margins at new stores;

•	our ability to maintain or increase our operating margins;

•	our ability to implement our expansion into the Chicago market on a timely basis;

•	ordering errors or product supply disruptions in the delivery of perishable products;

•	increases in commodity prices;

•	our ability to protect or maintain our intellectual property;

•	severe weather, and other natural disasters in areas in which we have stores or distribution facilities;

•	the failure of our information technology or administrative systems to perform as anticipated;

•	data security breaches and the release of confidential customer information;

•	our ability to offset increasing energy costs with more efficient usage;

•	negative effects to our reputation from real or perceived quality or health issues with our food products;

•	our ability to retain and attract senior management and key employees;

•	our ability to renegotiate expiring collective bargaining agreements and new collective bargaining agreements;

•	our ability to satisfy our ongoing capital needs and unanticipated cash requirements;

•	the availability of financing to pursue our expansion into the Chicago market on satisfactory terms or at all;

•	additional indebtedness incurred in the future;

•	our ability to retain and attract qualified store- and distribution-level employees;

•	rising costs of providing employee benefits, including increased pension contributions due to unfunded pension liabilities;

•	changes in law;

•	risks inherent in packaging and distributing pharmaceuticals and other healthcare products;

•	wartime activities, threats or acts of terror or a widespread regional, national or global health epidemic;

•	claims made against us resulting in litigation;

•	changes to financial accounting standards regarding store leases;

•	our high level of fixed lease obligations;

•	further impairment of our goodwill; and

•	other factors discussed under Item 1A—Risk Factors.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements included in this prospectus, any applicable prospectus supplement and the documents incorporated by reference herein or therein. These risks and uncertainties, as well as other risks of which we are not aware or which we currently do not believe to be material, may cause our actual future results to be materially different than those expressed in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the fiscal year ended December 29, 2012, which is incorporated herein by reference. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements as well as other cautionary statements that are made from time to time in our other filings with the SEC and public communications. You should evaluate all forward-looking statements made in this prospectus, any applicable prospectus supplement and the documents incorporated by reference herein or therein in the context of these risks and uncertainties.

All forward-looking statements speak only as of the date on which they are made. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

Unless otherwise provided in the applicable prospectus supplement, we intend to use the net proceeds from any sale of shares we offer under this prospectus for working capital and general corporate purposes. We will not receive any proceeds from the sale of shares of common stock offered by selling stockholders under this prospectus.

SELLING STOCKHOLDERS

Information about selling stockholders, if any, including their identities, the amount of common stock owned by each selling stockholder prior to the offering, the amount of common stock to be offered by each selling stockholder and the amount of common stock to be owned by each selling stockholder after completion of the offering, will be set forth in a prospectus supplement, in a post-effective amendment to the registration statement of which this prospectus is a part or in filings we make with the SEC under the Exchange Act that are incorporated by reference into this prospectus. Such selling stockholders may include (i) certain of our significant stockholders, including Willis Stein, and (ii) certain of our current executive officers and a current director who possess tag-along rights pursuant to the Investor Rights Agreement by and among Willis Stein, the executives, and others (the “Investor Rights Agreement”).

All of the common stock to be offered by selling stockholders under the registration statement of which this prospectus is a part is issued and outstanding as of the date of the filing of the registration statement of which this prospectus is a part. Selling stockholders shall not sell any of our common stock pursuant to this prospectus until we have identified such selling stockholders in a subsequent prospectus supplement. However, selling stockholders may sell or transfer all or a portion of their common stock pursuant to any available exemption from the registration requirements of the Securities Act. The non-employee selling stockholders, which include Willis Stein, all purchased their shares in connection with our original acquisition by Willis Stein. Additionally, Robert Mariano, Darren Karst and the other selling stockholders, who are all current executives or directors of ours, possess tag-along rights pursuant to the Investor Rights Agreement, and all purchased their shares at their respective times of hiring or election.

PLAN OF DISTRIBUTION

We are registering 11,000,000 shares of our common stock for possible sale by us and an additional 16,597,999 shares of our common stock for possible sale by selling stockholders. Unless the context otherwise requires, as used in this prospectus, “selling stockholders” includes the selling stockholders named in any prospectus supplement, in a post-effective amendment to the registration statement of which this prospectus is a part or in filings we make with the SEC under the Exchange Act that are incorporated by reference into this prospectus and donees, pledgees, transferees or other successors-in-interest selling shares received from such selling stockholders as a gift, pledge, partnership distribution or other transfer after the date of the applicable prospectus supplement, post-effective amendment or Exchange Act report.

We and/or selling stockholders may offer and sell all or a portion of the shares covered by this prospectus from time to time, in one or more or any combination of the following transactions:

•	on the New York Stock Exchange, in the over-the-counter market or on any other national securities exchange on which our shares are listed or traded;

•	in privately negotiated transactions;

•	in underwritten transactions;

•	in a block trade in which a broker-dealer will attempt to sell the offered shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this prospectus;

•	in ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

•	through the writing of options (including put or call options), whether the options are listed on an options exchange or otherwise.

We and/or selling stockholders may sell the shares at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of the shares from time to time will be determined by us and/or selling stockholders, as applicable, and, at the time of the determination, may be higher or lower than the market price of our common stock on the New York Stock Exchange or any other exchange or market.

The shares may be sold directly or through broker-dealers acting as principal or agent, or pursuant to a distribution by one or more underwriters on a firm commitment or best-efforts basis. We and/or selling stockholders may also enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers of other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with us or selling stockholders, as applicable. We and/or selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from us or selling stockholders, as applicable, or from purchasers of the offered shares for whom they may act as agents. In addition, underwriters may sell the shares to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Any underwriters, dealers, agents or selling stockholders participating in a distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the shares and any commissions received by broker-dealers may be deemed to be underwriting commissions under the Securities Act.

We and/or selling stockholders may agree to indemnify an underwriter, broker-dealer or agent against certain liabilities related to the selling of the common stock, including liabilities arising under the Securities Act.

We will bear a portion of the expenses of the offering of common stock, except that selling stockholders will pay any applicable underwriting fees, discounts or commissions and certain transfer taxes with respect to their shares of common stock.

We have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of shares. Upon entering into, or upon notification by selling stockholders that they have entered into, any material arrangement with an underwriter or broker-dealer for the sale of shares through a block trade, special offering, exchange distribution, secondary distribution or a purchase by an underwriter or broker-dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing certain material information, including:

•	the name of the applicable seller;

•	the number of shares being offered;

•	the terms of the offering;

•	the names of the participating underwriters, broker-dealers or agents;

•	any discounts, commissions or other compensation paid to underwriters or broker-dealers and any discounts, commissions or concessions allowed or reallowed or paid by any underwriters to dealers;

•	the public offering price; and

•	other material terms of the offering.

We and any selling stockholders are subject to the applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares of common stock offered pursuant to this prospectus. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of us, any selling stockholders and their affiliates.

To the extent required, this prospectus may be amended and/or supplemented from time to time to describe a specific plan of distribution. Instead of selling the shares of common stock under this prospectus, we and/or selling stockholders may sell the shares of common stock in compliance with the provisions of Rule 144 under the Securities Act, if available, or pursuant to other available exemptions from the registration requirements of the Securities Act.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois.

EXPERTS

Ernst & Young LLP, our independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 29, 2012, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst  & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the common stock offered by this prospectus, please see the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits filed with the registration statement may be inspected without charge at the Public Reference Room maintained by the SEC, located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is http://www.sec.gov.

We are subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance therewith, we file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information are available for inspection and copying at the Public Reference Room and website of the SEC referred to above. We maintain a website at http://www. roundys.com. You may access our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed pursuant to Sections 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Our website and the information contained on that site, or connected to that site, are not incorporated into and are not a part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our common stock.

INCORPORATION BY REFERENCE OF CERTAIN DOCUMENTS

We are “incorporating by reference” specified documents that we file with the SEC, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. Later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus the documents listed below and any future filings (other than pursuant to Items 2.02 and 7.01 of a Current Report on Form 8-K) made with the SEC (other than any portion of such filings that are furnished under applicable SEC rules rather than filed) under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, including filings made after the date of the initial registration statement and prior to the effectiveness of the registration statement and filings made on or after the date hereof:

•	our Annual Report on Form 10-K for the fiscal year ended December 29, 2012 filed with the SEC on March 22, 2013;

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our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 30, 2013, June 29, 2013 and September 28, 2013 filed with the SEC on May 10, 2013, August 9, 2013 and November 8, 2013, respectively;

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our Current Reports on Form 8-K filed with the SEC on February 28, 2013, April 29, 2013, May 9, 2013, May 21, 2013, August 8, 2013, November 7, 2013, December 2, 2013, December 6, 2013 and December 23, 2013; and

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the description of our capital stock, $0.01 par value per share, included under the caption “Description of Capital Stock” in the Prospectus forming a part of our Registration Statement on Form S-1, initially filed with the SEC on December 5, 2011 (Registration No. 333-178311), including exhibits, and as amended, which description has been incorporated by reference in Item 1 of our Registration Statement on Form 8-A filed with the SEC on February 7, 2012 (File No. 001-35422).

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Our Commission File Number is 001-35422.

Our filings with the SEC, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports, are available free of charge on our website at http://www.roundys.com as soon as reasonably practicable after they are filed with, or furnished to, the SEC. Our website and the information contained on that site, or connected to that site, are not incorporated into and are not a part of this prospectus. You may also obtain a copy of these filings at no cost by writing or telephoning us at 1-414-231-5000, by email at james.hyland@roundys.com or by mail at Roundy’s, Inc., 875 East Wisconsin Avenue, Milwaukee, Wisconsin 53202, Attention: Investor Relations.

Except for the documents incorporated by reference as noted above, we do not intend to incorporate into this prospectus any of the information included on our website.